82-34680

The following is an unofficial English translation of the Reports for the 138th Fiscal Year of Sumitomo Corporation. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

ARIS
3-31-06

(Attachment to the Notice of Convocation
of the 138th Ordinary General Meeting of Shareholders)

REPORTS FOR THE 138TH FISCAL YEAR

April 1, 2005, through March 31, 2006

SUPPL





SUMITOMO CORPORATION

To All Shareholders

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have the pleasure of reporting to you our general condition of operations for the 138th Fiscal Year (April 1, 2005, through March 31, 2006) as set forth below.

June 2006
Motoyuki Oka
President and CEO

TABLE OF CONTENTS

Business Report (April 1, 2005, through March 31, 2006)

I. General Condition of Operations

1. Business Environment

During the period under review, although high energy prices contributed to increased inflationary pressures and larger imbalances in international payment balances, the global economy continued to grow strongly. International commodity prices ran at high levels, notably for crude oil and nonferrous metals, reflecting lively demand.

The Japanese economy experienced a phase of marking time through the summer of 2005, due to the sluggish performance of exports and the adjustments of inventories by digital-home appliance and information-technology-related firms. After that, improvement in employment and income situation contributed to further stabilize consumer spending. High levels of corporate profits powered growing capital investment and exports also recovered. As a result, the economy pulled out of the stagnant phase and continued to expand thereafter.

2. Course of Operations and Operating Results

(1) New medium-term management plan: AG Plan

In April 2005, we launched our new two-year medium-term management plan, the "AG Plan."[1] Under this plan, we set quantitative targets of (a) a consolidated risk-adjusted return[2] ratio of 7.5% or over in each year and (b) a consolidated net income of ¥230 billion over the two years of the plan; ¥110 billion in fiscal year 2005 (April 2005 to March 2006) and ¥120 billion in fiscal year 2006 (April 2006 to March 2007). In the period under review, corresponding to the first year of the plan, we achieved the targeted results, recording a consolidated net income of ¥160.2 billion. Our projected consolidated net income in fiscal year 2006 is ¥170 billion.

In addition to pursuing these quantitative targets, in order to build a foundation for sustained growth, we have adopted a set of basic policies to implement on a globally consolidated basis under the AG Plan, namely, "expansion of our earnings base through dynamic growth strategies," "implementation of human resource strategies matching our growth strategies," and "pursuit of soundness and efficiency."

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[1] "AG" is short for "Achievement and Growth." "Achievement" refers to securing the 7.5% consolidated risk-adjusted return ratio, which we have been aiming since the time of the Reform Package. "Growth" refers to our aim for further growth in the period ahead.

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period" by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

(2) Moving to implement the AG Plan

(a) Expansion of our earnings base through dynamic growth strategies

During the period under review, we acquired a major marketer of tires in the United States, bought businesses in the information industry, acquired additional rights and interests in resource and energy businesses, and participated in water and power producer projects. We also entered into a partnership with the University of Tokyo in the fields of IT, energy and environment and with Kyoto University in the fields of pharmaceuticals and medical care, aiming to tap the synergy of business-academic collaboration.

As for our strategic regions, we participated in telecommunications related businesses in Russia and in a uranium mine development project in Kazakhstan. In India we moved ahead with implementation of the first Japan-India emissions-rights business. Domestically, we turned our Kyushu-Okinawa Regional Business Unit into an incorporated subsidiary, thereby establishing an organizational structure capable of developing our business more timely, flexibly, and in closer contact with the region.

The following are examples of the diverse activities undertaken by our business units.

(i) Metal Products Business Unit

Domestically, we acquired Tanimoto Steel Manufacturing Co., Ltd., the company that owns one of the largest steel service centers in the country, and Sofuku Koki Co., Ltd., a manufacturer of steel sheet construction materials, so as to strengthen the base of our steel business. We also reached agreement with Kobe Steel, Ltd. on the joint establishment of a new steel service center and on an investment by us in their steel plate cutting business. Overseas, we undertook new steel service center businesses worldwide in Dubai (United Arab Emirates), Da-nang (Vietnam) and Dalian (China). In Qatar, we also received a major order for large-diameter welded steel pipes for underwater gas pipelines in one of the world's largest liquefied natural gas (LNG) plants.

(ii) Transportation & Construction Systems Business Unit

In our domestic automobile-related businesses, we improved the operational efficiency of Sumisho Auto Leasing Corporation by the conversion into a wholly owned subsidiary and worked to further expand its business base. In the area of our overseas railways and transportation, Sumitomo Corporation of America received an order from Virginia Railway Express for bi-level passenger cars, reflecting the reassessment of railways as a means of transportation that mitigates the burden on the environment and accomplishes a large capacity at the same time. In the shipping field, working in tandem with the Mineral Resources & Energy Business Unit, we entered into a long-term time charter agreement for a newly built LNG carrier with a Luxembourg LNG trading company through a joint venture that we established with Mitsui O.S.K. Lines, Ltd. and LNG Japan Corporation. In the field of construction equipment, while continuing to focus primarily on our core sales business, we moved to diversify our

earnings base with undertakings in related fields, such as the rental business in Canada.

(iii) Machinery & Electric Business Unit

In the water and power producer business overseas, we actively participated in a number of large scale projects. We won the Al Hidd Independent Water and Power Producer Project in Bahrain. In addition, we acquired the business of the Birecik hydropower plant in Turkey and stakes in the proprietary firm and operation management firm of the CBK hydropower plant in the Philippines. In Russia, which is one of our strategic regions, we moved ahead with multifaceted development of our businesses in the telecommunications field, participating in the businesses of a mobile phone operator, of a wireless broadband service, and of a provider of contents for mobile phone users. Domestically, we expanded our energy service business, including the commencement of supplying electricity and heat to Hiroshima Elpida Memory, Inc. and the launching of construction of a wind power plant in Kashima, Ibaraki Prefecture.

(iv) Media, Electronics & Network Business Unit

Jupiter Telecommunications Co., Ltd., Japan's biggest cable television operator, continued to mark successful business results by expanding its subscriber base steadily. Jupiter TV Co., Ltd. (former trade name: Jupiter Programming Co., Ltd.), Japan's largest multichannel television programming and contents provider, also maintained good business results, supported by the strong performance of its subsidiary Jupiter Shop Channel Co., Ltd., a major TV shopping channel operator. In the cinema complex business, United Cinemas Co., Ltd. moved actively to increase the number of screens it operates, including an acquisition. MS Communications Co., Ltd. became one of the largest companies in the field of mobile phone sales through an acquisition. We also enhanced our integrated corporate strength in the field of IT solutions by the merger between Sumisho Computer Systems Corporation and Sumisho Electronics Co., Ltd. In the electronics field, we strengthened our base for electronic manufacturing services in Asia, focusing mainly on China. We also continued to record strong sales of advanced-technology materials, such as silicon wafers.

(v) Chemical Business Unit

Hartz Mountain Corporation, the United States' leading company in manufacturing and sales of pet supplies, worked at developing new products and new suppliers and at preparing to enter the Japanese market. In the field of basic chemicals, we enjoyed good results in trading of basic petrochemical materials against a backdrop of expanding global demand, and aimed to extend our global network, including an acquisition of a petrochemical products trader. Cantex Inc., our subsidiary for manufacturing and sales of polyvinyl chloride pipes in the United States, recorded good results as well. We actively promoted investments in the field of pharmaceuticals. We invested in Medisa Shinyaku Inc., a subsidiary of Sawai Pharmaceutical Co., Ltd., thereby securing a place in the business of

developing anticancer generic drugs,[3] which are expected to see increased demand. Aiming mainly at expanding our business in China, we have also made an equity participation in Henan Topfond Pharmaceutical Co., Ltd., a Chinese manufacturer and seller of pharmaceuticals.

(vi) Mineral Resources & Energy Business Unit

We continued to actively invest in upstream mineral resource interests, which we identified as a priority area. Specifically, together with Sumitomo Metal Mining Co., Ltd. we made an equity investment in a copper mining project in Chile, developed by Phelps Dodge Corporation, the world's largest private sector copper producer, and together with The Kansai Electric Power Co., Ltd., we participated in a new uranium mine development project being undertaken by Kazakhstan's national atomic power company. In the area of oil and gas development, we entered into a partnership with Osaka Gas Co., Ltd. and, as a first joint project, invested in an oil field development in the Norwegian waters of the North Sea.

(vii) Consumer Goods & Service Business Unit

We continued to record good results at Summit, Inc., operator of a chain of food supermarkets, and at Sumisho Drugstores, Inc., which operates chains of drugstores including the Tomod's chain which has prescription departments. In the food business, we worked to strengthen our system of integrated producer-to-consumer supply of Philippine made bananas, including the expansion of production areas and investment in loading port facilities for them. In the fashion brand business, we have won strong support from customers for the "FEILER" brand of luxury chenille fabrics from Germany, which are being marketed in Japan by our subsidiary Montrive Corporation. Meanwhile, we sold our shares in Coach Japan, Inc., as part of our active replacement of existing assets. In the textile business, Sumisho Airbag Systems Co., Ltd. began commercial production of side-curtain airbag cushions, for which demand is expected to grow.

(viii) Materials & Real Estate Business Unit

In the United States, we acquired TBC Corporation, one of the leading marketers of tires in the United States, thereby extending our tire sales operations to the retail area in addition to our existing wholesale business. In the field of real estate, a group headed by our company submitted the winning plan in the competition for a project to redevelop the area in front of the Senri Chuo train station in Osaka. We are moving ahead with this project for the comprehensive development of residences, commercial facilities, and medical and welfare facilities. Also, we recorded good sales of units in "The Tokyo Towers," a high-rise condominium development that is under construction in the Kachidoki area of Chuo-ku, Tokyo, highly remarked for its location and facilities.

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[3] "Generic drugs" are drugs developed identical in content as original drugs after the patents to such original drugs have expired. They can be sold at lower prices than original drugs because they do not require costly research and development.

(ix) Financial & Logistics Business Unit

In the area of finance, making use of our know-how on product, market and management, we made direct investments in domestic businesses such as a company selling second-hand golf clubs and a provider of contents for mobile phone users. We also invested in a company in the field of video advertising related services in China. We also achieved good results in the commodities business by staying on top of fast-moving markets. In addition, we set up a round-the-clock trading formation for the international commodities market with the establishment of a new subsidiary in London. In the logistics field, we started work on new logistics centers in Narashino, Chiba and Shanghai to deal with the expected future expansion of logistic demand for handling consumer products and other goods in Japan and in China. Also, we completed the sales of the lots in the second development phase at our Thang Long Industrial Park in Vietnam, and we started construction work on expansion of the third development phase of the facility.

(b) Implementation of human resource strategies matching our growth strategies

We established Human Resources Management Committees in each business unit to plan and implement medium-to-long-term personnel management plans. We also reviewed our personnel systems and practices, working to create an environment that will allow all employees, from the recently hired to senior veterans, to work with enthusiasm and to fully bring out their abilities. In addition, we focused efforts on securing human resources, expanding both our recruitment of new graduates and our mid-career hiring, and training and actively promoting local personnel overseas.

(c) Pursuit of soundness and efficiency

We undertook a variety of efforts throughout the Sumitomo Corporation Group aimed at strengthening and improving our corporate governance.

First, we implemented the Internal Control Project on a globally consolidated basis in line with the "COSO Internal Control Integrated Framework,"[4] which has become the international standard. The object is to establish an organizational formation for the checking of operational processes from the perspectives of (a) ensuring the effectiveness and efficiency of operations and (b) ensuring the reliability of financial reporting and (c) complying with applicable laws and regulations, in order to achieve continued upgrading of operational quality.

Also, in addition to the ongoing vigorous implementation of our existing systems of our education and training related to legal compliance, we undertook actions to achieve even more thorough legal compliance, such as the establishment of Compliance Committees and the adoption of the "Speak Up" System[5] at Sumitomo Corporation Group member companies.

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[4] The "COSO Internal Control Integrated Framework" is an integrated framework for internal controls that was prepared by the Committee of Sponsoring Organizations of the Treadway Commission in the United States in response to its corporate accounting scandals, etc.

[5] The "Speak Up" System is a system that allows employees to report information directly to the Compliance Committee in cases where they have become aware of a compliance-related problem but, for whatever reason, are unable to report it

(3) Initiatives for environmental conservation

In order to contribute to environmental conservation through our business activities, we have been actively undertaking various environmental businesses. During the period under review, we moved ahead with projects to counter global warming through effective use of biomass[6] in Japan, Chile, and Indonesia. Also, our business in Russia to capture and decompose hydrofluorocarbons became the first private-sector undertaking to be authorized by the Japanese government as a JI[7] project.

(4) Contributions to society

In addition to our fundamental stance of contributing to society through sound business activities, we continued our support for overseas scholarship programs, including scholarships to support students in Asian countries, and assistance for the Junior Philharmonic Orchestra in Japan. Also, we screened the film *Hakase no Aishita Sushiki* (The Professor and His Beloved Equation), in which we invested, with Japanese subtitles for the enjoyment of viewers with difficulty in hearing. In addition, the Sumitomo Corporation Group as a whole extended assistance to regions affected by major natural disasters in the southern United States, Pakistan and the Philippines.

(5) Operating results and financial status

(a) Operating results

The consolidated total trading transactions[8] for the fiscal year 2005 (year ended March 31, 2006) amounted to 10,336.3 billion yen representing 4.4% growth from the previous year.

Gross profit increased by 143.5 billion yen to 706.6 billion yen. The increase was mainly contributed from metal businesses (Metal Products), automobile lease and finance business in Asia (Transportation & Construction Systems), coal business in Australia (Mineral Resources & Energy), and Sumitomo Corporation of America (Overseas Subsidiaries and Branches). Newly consolidated subsidiaries such as TBC Corporation, one of the leading marketers of tires in the United States, also contributed to the result.

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via the routine chain of command.

[6] "Biomass" refers to resources originating from living organisms such as forest residues and biogas (gas obtained by fermenting organic matter).

[7] "JI" stands for "joint implementation" and is a mechanism by which developed nations implement a project for reducing green house-gasses, and which the parties involved can acquire and trade credits for emission reductions resulting from such project.

[8] "Total trading transactions" represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transaction is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S.GAAP").

Selling, general and administrative expenses increased by 78.0 billion yen from the previous year, due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

Gain on sale of marketable securities and other investments, net, was 44.0 billion yen including the sale of our stake in Coach Japan, Inc.

Equity in earnings of associated companies, net, increased by 14.0 billion yen to 51.4 billion yen. Jupiter Telecommunications Co., Ltd., Jupiter TV Co., Ltd., and new IPP (Independent Power Producer) businesses in Asia contributed to the increase.

As a result, net income for the fiscal year 2005 totaled 160.2 billion yen, an increase of 75.2 billion yen or representing 88.4% growth from the previous year.

(b) Financial Status

As of March 31, 2006, total assets increased by 1,178.8 billion yen to 6,711.9 billion yen from March 31, 2005, as a result of strategically expanding business activities and increasing investments.

Shareholders' equity increased by 369.1 billion yen to 1,304.0 billion yen, due to the increases in net income and unrealized holding gains on securities available-for-sale, and improvement in foreign currency translation adjustments due to the depreciation of yen. As a result, the shareholders' equity ratio to total assets improved by 2.5 points to 19.4%.

In the fiscal year 2005, net cash used in operating activities was 62.8 billion yen due to the expansion of business activities, while generating cash by strong business performances. Net cash used in investing activities was 141.4 billion yen, mainly due to strategic investments to expand our business base. Accordingly, free cash flow was negative 204.2 billion yen. Net cash provided by financing activities was 262.1 billion yen resulting from the increase in interest-bearing liabilities.

As a result, cash and cash equivalents as of March 31, 2006 increased by 68.1 billion yen to 522.0 billion yen from March 31, 2005.

(c) Dividend policy

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio of approximately 20% of annual consolidated financial results.

The annual dividend for the fiscal year 2005 will be 25 yen per share (the interim dividend: 11 yen per

share and the year-end ordinary dividend: 14 yen per share), which was 11 yen per share in the previous year.

Based on our new target of consolidated net income of 170 billion yen, the annual dividend is planned to be 27 yen per share (the interim dividend will be 13 yen per share and the year-end ordinary dividend will be 14 yen per share).

After the enforcement of the Company Law, we will continue to pay dividends twice a year as the interim dividend and the year-end ordinary dividend.

3. Economic Prospects and Management Challenges

(1) Economic prospects

The global economy is expected to continue growing steadily, led by the United States and China, but given the ongoing tightening of monetary policy in response to increased inflationary pressure, the pace of expansion may slow. Remaining risks include a further jump in the price of crude oil, further widening of international payment imbalances, and the spread of avian influenza.

Within Japan, though the high rise in oil prices is a source of some concern, private-sector demand, including consumer spending and capital investment, is likely to stay strong, and we also expect to see growth in exports, particularly to China and other Eastern Asian markets. As a result, a long expansionary phase should continue. Financial markets may be somewhat jittery taking into account the trend in prices and the revocation of the current zero-interest-rate policy.

(2) Management challenges

Under the AG Plan, aiming for sustained growth, we will push toward a dramatic expansion of our earnings base by actively moving to replace existing assets, further strengthening our core businesses, and extending our activities from these core areas into their related fields, at the same time as we secure a level of earning power sufficient to cover our shareholders' capital cost. We will also actively work to find future additions to our earnings base through the development of new fields and of businesses in our strategic regions. Meanwhile, in order to implement these growth strategies, we will move to secure, train, and utilize human resources under the substantially revised personnel system that we implemented in April this year. In addition, we will strive for the advancement of risk management and the achievement of thorough legal compliance and will further strengthen our system of internal controls, so as to promote operational soundness and efficiency throughout the Sumitomo Corporation Group.

Through these measures, as a "global organization that contributes broadly to society," we will conduct business activities in harmony with the society and the environment, and achieve prosperity and realize dreams for our shareholders and all our other stakeholders, so as to further raise our corporate value.

We sincerely request the ongoing support of all our shareholders.

Internal Control System (for reference purpose only)

Our Board of Directors resolved for the establishment of a system to ensure that the business of the Company is conducted in an appropriate manner as set forth in Article 362 Paragraph 4, item 6 of the Company Law, at its meeting held on April 20, 2006.

We hereby report the contents of such resolution as follows for the purpose of reference.

In accordance with Article 362 Paragraph 5 of the Company Law that took effect on May 1, 2006, the following sets forth the basic policies to be observed by the Representative Director of the Company in establishing a system to ensure that the Company's Directors comply with laws, regulations and the Company's Articles of Incorporation in carrying out their duties, as well as a system to ensure that the business of the Company is conducted in an appropriate manner (these systems are hereinafter referred to collectively as the "Internal Control System"). The following also outlines specific points required to be addressed in the preparation of the Internal Control System under Article 100 of the Enforcement Regulations promulgated under the Company Law.

This resolution is made for the purpose of confirming the Internal Control System already established and having been implemented by the Company, which can be further improved in line with requests made from time to time based on ongoing reevaluations.

1. A system for ensuring that the execution of work by Directors and employees complies with laws, regulations, and the Articles of Incorporation:
- Compliance with law and regulations is explicitly required by the Company's Activity Guidelines, and all officers and employees are required to provide a letter confirming compliance. Company Rules have been enacted, and a Compliance Committee has been established. The Committee distributes a Compliance Manual and conducts ongoing training.
- The "Speak Up System" provides officers and employees with a direct line of communication with the Compliance Committee and the Company's Corporate Auditors and outside legal counsel of information regarding compliance issues.

2. A system for retaining and managing information pertaining to the Directors' performance of their responsibilities:
- Company Rules and Implementation Rules have been enacted in order that, important documents with regards to each type of meetings, and information pertaining to the performance of duties and decision-makings are properly maintained and managed, and further that steps are taken to prevent divulgence of information to third parties or other misuse of information. Furthermore, important documents pertaining to the Directors' performance of their responsibilities are made available for review in a timely manner when requested by a Corporate Auditor.

3. A system of rules pertaining to the management of risk of loss:

- The various risks associated with the Company's business are categorized and managed. The first type of risk is categorized as "quantifiable risk," including market risk, investment risk, and credit risk, with respect to which diligent efforts are made to manage risk and pursue returns in line with such risk through the adoption of the concept of a "risk asset management." The second type of risk is categorized as "non-quantifiable risk," including natural disasters, mistakes in the execution of work, and unauthorized conduct, with respect to which the Company endeavors to limit risk through Company-wide countermeasures.
- The Corporate Division is building a framework, conducting monitoring, and implementing improvements regarding risk management across all levels of the Company through the enactment of Company Rules and Implementation Rules pertaining to the respective areas of work responsibility and the formulation of risk management policies, methods, and guidelines. In addition, the Corporate Division strives to improve risk management through the preparation and distribution of manuals and training activities when appropriate. Risk management will be conducted under this framework by all business unites and all levels of the Company.
- The Loan and Investment Committee has been established to deliberate regarding important investment and financing matters and to advice the President and CEO on these issues.
- Company Rules have been enacted, and internal controls have been implemented that seek to improve the quality of work on a global consolidated base. This involves identifying matters requiring improvement based upon exhaustive self assessment of the internal control conditions of each business unit once per year, and the formulation and execution of improvement plans based on the results of reviews conducted by the administrative departments throughout the organization.
- Business restoration plans have been established to enhance preparedness for disasters and other crisis situations.
- An "Internal Auditing Department" under the direct supervision of the President and CEO has been established as an independent body that monitors work, and all departments inside and outside the Company shall be subject to internal audits. Results of these internal audits shall be reported directly to the President and CEO each month and shall also be reported routinely to the Board of Directors.

4. A system for ensuring the efficient performance of the Directors' duties:

- The size of the Board of Directors will be sufficient to enable full discussions and fast and reasonable decision-making.
- All Directors are, in principle, Representative Directors. Excluding the Chairman of the Board of Directors, all Directors hold concurrent posts as executive officers. In addition, a business unit system has been adopted, wherein all Directors work as General Managers of the various business units.
- Management responsibilities are expressly stated each business year, and the term of office for Directors is set at one year to quickly respond to changes in the management environment.
- The terms of office for the Chairman of the Board of Directors and the President and CEO will not,

in principle, exceed six years each.

- Various committees and management meetings have been established to advise the President and CEO. In addition, various meetings, such as informational meetings, have been established to exchange information.
- An interim management plan has been formulated and the budget has been compiled in an effort to set goals. In addition, a results management system has been implemented to provide an understanding of the performance by the General Managers of the business units responsible for the various divisions, in order to make use of strategies devised for the future.
- Agenda items requiring discussion are expressly stated in writing for meetings of the Board of Directors in accordance with the Company Rules, and the work responsibilities for officers and employees are explicitly set forth in writing as well as the decision-making authority of officers and employees regarding important matters.
- Four knowledgeable parties from outside the Company have been appointed as advisers to assist the management by providing advice and proposals on a broad range of issues such as business strategies or medium and long-term issues.

5. A system for ensuring that work is carried out in an appropriate manner by the corporate group comprising the Company and its subsidiaries:

- "Management Principles and Activity Guidelines" of the Sumitomo Corporation Group have been enacted, and the sharing of values to be respected throughout the Company's Group is being promoted within the Group.
- A system requiring subsidiaries and affiliated companies to report to and consult with the Company regarding important management issues has been established in accordance with the Company Rules. In addition, subsidiaries and affiliated companies are managed through the dispatch of directors and corporate auditors.
- Work process management of the same level as that implemented by the Company is expected of subsidiaries and affiliated companies, and is subject to internal controls. Subsidiaries and affiliated companies also identify matters requiring improvement based upon comprehensive self assessments of their internal control circumstances once per year, as is the case for each department of the Company, and improvement plans based on the results of reviews conducted throughout the Company organization are formulated and executed.
- Company Rules have been enacted, subjecting subsidiaries and affiliated companies to internal audits, with the Company as the managing entity thereof.
- Subsidiaries and affiliated companies have been instructed to develop a system for complying with laws and regulations in the same strict manner as the Company, including through the establishment of a Compliance Committee and implementation of a "Speak-Up System."
- Results data for consolidated subsidiaries are tracked on a monthly basis, and fast and accurate consolidated closing-of-accounts tasks as well as detailed results management are being conducted.

6. Matters regarding employees in cases where a Corporate Auditor requests support personnel:
   - Some dedicated support personnel have been assigned to assist auditing work.

7. Matters pertaining to the independence from Directors of the support personnel assigned to assist auditing work:
   - The Board of Corporate Auditors or a Corporate Auditor appointed by the Board of Corporate Auditors conducts personnel evaluations of the audit support personnel. In addition, the Directors shall consult in advance regarding any personnel transfers with, and shall obtain consent from the Board of Corporate Auditors or a Corporate Auditor appointed by the Board of Corporate Auditors.

8. A system for Directors and employees to report to the Corporate Auditors and a system otherwise pertaining to reporting to Corporate Auditors:
   - Corporate Auditors are requested to attend management and other important meetings, and meetings among the Chairman of the Board of Directors, the President and CEO, and the Corporate Auditors are held routinely.
   - Important materials pertaining to the execution of business are delivered to the Corporate Auditors, and officers and employees report and give briefings to the Corporate Auditors as necessary.

9. Other systems for ensuring that audits are being effectively conducted by the Corporate Auditors:
   - Of the five Corporate Auditors, two of the external auditors are lawyers and one is an accounting expert, enabling the conduct of audits from diverse points of view.
   - The Internal Auditing Department maintains close contact with the Corporate Auditors so as to contribute to effective audits by the Corporate Auditors, such as by reporting the plans and results of internal audits to the Corporate Auditors in a timely manner.
   - The Corporate Auditors endeavor to understand the audit activities of the Accounting Auditors responsible for auditing the Company's financial results and exchange information through holding routine meetings, attending audit evaluation meetings and being present for inventory audits, thereby endeavoring to efficiently and qualitatively improve the audit activities of the Accounting Auditors.
   - The Corporate Auditors endeavor to have a mutual understanding and exchange information with the subsidiaries' corporate auditors such as by conducting informational meetings with the same in order to ensure proper auditing.

Note: On May 1, 2006, we established the Corporate Auditor's Administration Department, an department specialized to support our Corporate Auditor's activities.

4. General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

(1) Trend of Operating Results and Financial Status

	135th year (2002)	136th year (2003)	137th year (2004)	138th year (2005)
Gross profit (millions of yen)	496,449	501,332	563,130	706,647
Net income (millions of yen)	13,874	66,621	85,073	160,237
Net income per share (yen)	13.04	62.66	72.83	130.18
Total assets (millions of yen)	4,856,157	5,012,465	5,533,127	6,711,894
Total shareholders' equity (millions of yen)	618,712	730,848	934,891	1,303,975
Shareholders' equity per share (yen)	581.75	686.99	776.61	1047.88
Shareholders' equity ratio (%)	12.7	14.6	16.9	19.4
Interest-bearing liabilities (net) (millions of yen)	2,502,835	2,377,607	2,376,014	2,622,176
Debt-equity ratio (net) (times)	4.0	3.3	2.5	2.0

Total trading transactions (millions of yen)	9,229,576	9,197,882	9,898,598	10,336,265

Notes: 1. Interest-bearing liabilities (net) excludes cash and cash equivalents and time deposits from interest-bearing liabilities.

2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

3. Amounts in millions of yen are rounded to the nearest million.


Gross profit
(billions of yen)
800
700
600
500
400
300
200
100
0
135th year
136th year
137th year
138th year


Net income
(billions of yen)
180
150
120
90
60
30
0
135th year
136th year
137th year
138th year


Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
1,800
1,500
1,200
900
600
300
0
24
20
16
12
8
4
0
135th year
136th year
137th year
138th year
Total shareholders' equity
Shareholders' equity ratio


Interest-bearing liabilities (net) & Debt-equity ratio (net)
(trillions of yen)
(times)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6
5
4
3
2
1
0
135th year
136th year
137th year
138th year
Interest-bearing liabilities (net)
Debt-equity ratio (net)

(2) Segment Information (Condensed)

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006 and 2005

Operating segments:

2006:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 65,396	¥ 18,888	¥ 662,844	¥ 1,466,038
Transportation & Construction Systems	127,544	19,800	1,037,044	1,682,400
Machinery & Electric	29,329	8,038	475,384	1,165,440
Media, Electronics & Network	47,245	14,891	441,711	456,954
Chemical	35,483	5,409	243,216	612,551
Mineral Resources & Energy	48,672	22,915	618,169	1,657,622
Consumer Goods & Service	98,550	14,878	367,984	776,339
Materials & Real Estate	56,230	12,416	587,683	453,084
Financial & Logistics	24,950	6,178	470,771	162,040
Domestic Regional Business Units and Offices	41,089	5,343	424,773	1,157,840
Overseas Subsidiaries and Branches	141,632	28,182	1,054,635	1,801,619
Segment Total	716,120	156,938	6,384,214	11,391,927
Corporate and Eliminations	(9,473)	3,299	327,680	(1,055,662)
Consolidated	¥ 706,647	¥ 160,237	¥ 6,711,894	¥ 10,336,265

2005:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 49,904	¥ 13,294	¥ 472,640	¥ 1,096,556
Transportation & Construction Systems	113,263	13,500	871,470	1,571,179
Machinery & Electric	32,176	3,836	457,367	1,462,786
Media, Electronics & Network	44,089	24,846	374,977	448,783
Chemical	28,498	4,669	217,234	525,677
Mineral Resources & Energy	35,155	14,881	497,078	1,732,578
Consumer Goods & Service	98,922	4,601	325,102	776,920
Materials & Real Estate	38,672	(8,441)	606,132	385,440
Financial & Logistics	17,043	2,768	232,792	134,205
Domestic Regional Business Units and Offices	41,222	4,701	396,207	1,070,653
Overseas Subsidiaries and Branches	78,133	22,435	625,377	1,318,628
Segment Total	577,077	101,090	5,076,376	10,523,405
Corporate and Eliminations	(13,947)	(16,017)	456,751	(624,807)
Consolidated	¥ 563,130	¥ 85,073	¥ 5,533,127	¥ 9,898,598

Notes:

1) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

2) Amounts in millions of yen are rounded to the nearest million.

(3) Status of Consolidated Subsidiaries and Other Associated Companies

	135th year (2002)	136th year (2003)	137th year (2004)	138th year (2005)
Number of consolidated subsidiaries	534	575	606	626
Number of investments accounted for under the equity method	187	217	230	249

(4) Status of Important Subsidiaries and Investments Accounted for Under the Equity Method

	Segment	Capital stock	Major lines of business
Asian Steel Company Ltd. (C)	Metal Products	S$41,176 thousand	Steel service center in Southeast Asia
Sumisho Metalex Corporation (C)	Metal Products	¥1,169 million	Sale of non-ferrous metal products
Sumisho Auto Leasing Corporation (C)	Transportation & Construction Systems	¥2,750 million	Leasing of automobiles and automobile-related goods
PT. Oto Multiartha (C)	Transportation & Construction Systems	IDR325,000 million	Automobile leasing and financing operations
Perennial Power Holdings, Inc. (C)	Machinery & Electric Business	US$34,985 thousand	Development, ownership and management of power plants in the U.S.
Sumisho Computer Systems Corporation (C)	Media, Electronics & Network	¥21,152 million	Development and operation of information systems and sale of software and hardware
Jupiter Telecommunications Co., Ltd. (-)	Media, Electronics & Network	¥114,547 million	Cable TV multiple system operations
The Hartz Mountain Corporation (C)	Chemical	US$10 thousand	Manufacturing, purchase, distribution and sale of pet care products
Cantex Inc. (C)	Chemical	US$15,000 thousand	Manufacture and sale of polyvinyl chloride pipes
Sumisho Coal Australia Pty Ltd. (C)	Mineral Resources & Energy	A$332,000 thousand	Investment in coal mines in Australia

	Segment	Capital stock	Major lines of business
LNG Japan Corporation (I)	Mineral Resources & Energy	¥8,002 million	Natural gas exploration, development, production, liquefaction, transport, sales, and other related business
Summit, Inc. (C)	Consumer Goods & Service	¥3,920 million	Supermarket
TBC Corporation (C)	Materials & Real Estate	US$500	Distribution and retailing of tire in the U.S.
Sumisho & Mitsuibussan Kenzai Co., Ltd. (I)	Materials & Real Estate	¥2,500 million	Sales of various building materials, construction materials, etc., and construction work
Bluewell Corporation (C)	Financial & Logistics	¥125 million	Life and non-life insurance agency business
Sumitomo Corporation of America (C)	Overseas Subsidiaries and Branches	US$411,000 thousand	Export, import and wholesale
Sumitomo Corporation Europe Holding Limited (C)	Overseas Subsidiaries and Branches	£45,109 thousand	Holding company of European subsidiaries
Sumitomo Corporation (China) Holding Ltd. (C)	Overseas Subsidiaries and Branches	US$49,500 thousand	Holding company of Chinese subsidiaries
Sumisho Lease Co., Ltd. (I)	Corporate	¥14,760 million	Leasing Business

Notes: 1. (C) and (I) stand for consolidated subsidiaries and investments accounted for under the equity method. Jupiter Telecommunications Co., Ltd. is the subsidiary of LGI/Sumisho Super Media, LLC which is the associated company of Sumitomo Corporation.

2. Sumisho Computer Systems Corporation merged with Sumisho Electronics Co., Ltd. on August 1, 2005, whereby Sumisho Computer Systems Corporation was the ongoing concern and Sumisho Electronics Co., Ltd. was subsequently dissolved.

3. On August 2, 2005, Sumisho Auto Leasing Corporation became a wholly-owned subsidiary of the Company, based on a simplified share exchange (*Kan-i Kabushiki Kokan*).

(5) Status of Fund Raising

With respect to fund raising, in addition to using means such as long-term and short-term borrowing and the issuance of commercial paper, the Company has been issuing unsecured debentures as follows:

November 2005	Twenty-seventh series unsecured debentures; 15billion yen: due November 2015, floating interest rate
February 2006	Twenty-eighth series unsecured debentures; 15 billion yen: due February 2018, floating interest rate
March 2006	Twenty-ninth series unsecured debentures; 15 billion yen: due March 2013, interest rate 1.43% p.a.
March 2006	Thirtieth series unsecured debentures; 25 billion yen: due March 2016, interest rate 1.70% p.a.
March 2006	Thirty-first series unsecured debentures; 10 billion yen: due March 2018, interest rate 1.89% p.a.

(6) Important Events which Occurred after the End of the Reporting Period

The Company and UBS AG (Headquarters: Switzerland) reached a settlement of a lawsuit filed by the Company against UBS AG in relation to the illicit copper trading by a former employee of the Company in the Tokyo High Court on April 7, 2006. Under the settlement, UBS AG, without any admission of wrongdoing or unlawful act, paid the Company the full amount of ¥10 billion on April 27, 2006.

5. General Condition of Non-consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in Japan]

Trend of Operating Results and Financial Status of the Company

	135th year (2002)	136th year (2003)	137th year (2004)	138th year (2005)
Sales (millions of yen)	6,686,622	6,266,349	6,543,813	6,423,706
Gross trading profit (millions of yen)	170,690	171,192	166,886	171,327
Operating profit (millions of yen)	12,788	7,457	19,802	12,181
Net income (millions of yen)	-32,084	20,927	15,121	42,145
Net income per share (yen)	-30.15	19.43	12.65	33.43
Total assets (millions of yen)	3,247,114	3,335,026	3,430,414	4,186,118
Total shareholders' equity (millions of yen)	490,187	577,797	713,338	897,021
Shareholders' equity per share (yen)	460.90	542.88	592.28	717.07
Shareholders' equity ratio (%)	15.10	17.33	20.79	21.43

II. General Condition of the Sumitomo Corporation Group (As of March 31, 2006)

1. Major Lines of Business of the Sumitomo Corporation Group

Through its worldwide network, the Sumitomo Corporation Group engages in diverse business activities. These include various domestic and overseas transactions and import and export of a wide range of goods and commodities, and also providing a wide range of services and investing, in the fields of, such as metals, transportation and construction systems, machinery and electricity, media, electronics and network, chemicals, mineral resources and energy, consumer goods and services, materials and real estate, and finance and logistics.

2. Status of Major Operating Locations of the Sumitomo Corporation Group

(1) Domestic

The Company's Head Office	Chuo-ku, Tokyo	
The Company's Regional Business Units	3 units	Chubu (Nagoya), Kansai (Osaka), Kyushu Okinawa (Fukuoka)
The Company's Regional Main Offices	3 offices	Hokkaido (Sapporo), Tohoku (Sendai), Chugoku (Hiroshima)
The Company's Branch Offices	8 offices	Ibaraki (Kashima), Shizuoka, Hamamatsu, Kyoto, Shikoku (Takamatsu), Niihama, Nagasaki, Okinawa (Naha)

Note: In addition to the above, there is 1 sub-branch office of the Company.

The Company's Domestic Incorporated Subsidiaries	3 subsidiaries	Sumitomo Corporation Hokkaido Co. Ltd., Sumitomo Corporation Tohoku Co., Ltd., Sumitomo Corporation Kyushu Co., Ltd.

Note: In addition to the above, there are 10 principal, branch or other offices of 3 domestic incorporated subsidiaries of the Company.

(2) Overseas

The Company's Branch Offices	3 offices	Manila, Kuala Lumpur, Johannesburg

Note: In addition to the above, there are 49 overseas representative offices of the Company.

The Company's Overseas Locally-incorporated Subsidiaries:		
Asia	15 subsidiaries	Sumitomo Corporation (China) Holding Ltd., Sumitomo Corporation (Singapore) Pte. Ltd., Sumitomo Corporation (Shanghai) Limited, etc.
Europe / CIS	9 subsidiaries	Sumitomo Corporation Europe Holding Limited (UK), Sumitomo Corporation Europe Limited (UK), Sumitomo Deutschland GmbH, etc.
North America	2 subsidiaries	Sumitomo Corporation of America, Sumitomo Canada Limited.
Central and South America	9 subsidiaries	Sumitomo Corporation do Brasil S.A., Sumitomo Corporation de Mexico S.A. de C.V., Sumitomo Corporation (Chile) Limitada, etc.
Middle East and Africa	3 subsidiaries	Sumitomo Corporation Dis Ticaret A.S., Sumitomo Corporation Iran, Ltd., Sumitomo Corporation M.E., FZ-LLC (UAE).
Oceania	1 subsidiary	Sumitomo Australia Limited.
Total	39 subsidiaries	

Note: In addition to the above, there are 71 principal, branch or other offices of 39 overseas locally-incorporated subsidiaries of the Company.

3. Status of the Stock

(1) Number of shares authorized for issuance 2,000,000,000 shares

(2) Number of issued shares 1,250,602,867 shares

(3) Number of shareholders 48,700 persons

(4) Major Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in the major shareholder	
	Number of shares (in thousands of shares)	Shareholding ratio	Number of shares (in thousands of shares)	Shareholding ratio
The Master Trust Bank of Japan, Ltd. (trust account)	85,011	6.80%	nil	nil
Japan Trustee Services Bank, Ltd. (trust account)	84,364	6.75%	nil	nil
Mitsui Sumitomo Insurance Co., Ltd.	33,227	2.66%	17,049	1.13%
Sumitomo Life Insurance Co.	30,856	2.47%	nil	nil
State Street Bank and Trust Company 505103	21,830	1.75%	nil	nil
The Dai-Ichi Mutual Life Insurance Co.	17,889	1.43%	nil	nil
The Chase Manhattan Bank,N.A. London SECS Lending Omnibus Account	17,153	1.37%	nil	nil
Nippon Life Insurance Co.	15,132	1.21%	nil	nil
Japan Trustee Services Bank, Ltd. (trust account 4)	14,767	1.18%	nil	nil
Sumisho Lease Co., Ltd.	14,722	1.18%	15,714	36.21%

Notes:1. Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Co., Meiji Yasuda Life Insurance Co. and The Norinchukin Trust and Banking Co., Ltd. each owns an interest in The Master Trust Bank of Japan, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

2. Resona Bank, Ltd., The Sumitomo Trust & Banking Co., Ltd. and Mitsui Trust Holdings, Inc. each owns an interest in Japan Trustee Services Bank, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

3. State Street Bank and Trust Company and The Chase Manhattan Bank, N.A. London are custodians of shares owned primarily by institutional investors in Europe and the United States, and they are registered as the shareholders for such institutional investors.

(5) Acquisition, Disposition, etc. and Holding of the Company's Treasury Stock

Held as of the end of the prior fiscal year	
Number and type of shares	797 thousand common shares
Acquired during the fiscal year	
Number and type of shares	317 thousand common shares
Total acquisition price	385 million yen
Portion of treasury stock acquired during the fiscal year that was repurchased by the resolution of the Board of Directors pursuant to the Articles of Incorporation	
Number and type of shares	nil
Total acquisition price	nil
Disposed of during the fiscal year	
Number and type of shares	233 thousand common shares
Total disposition price	171 million yen
Subjected to invalidation procedures during the fiscal year	
Number and type of shares	nil
Held as of the end of the fiscal year	
Number and type of shares	881 thousand common shares

4. Major Lenders

Name of Lender	Loans payable (in millions of yen)	Ownership of shares of the Company by the Lender	
		Number of shares (in thousands of shares)	Shareholding ratio
Meiji Yasuda Life Insurance Co.	173,000	10,103	0.81%
Sumitomo Mitsui Banking Corporation	158,034	6,571	0.53%
Sumitomo Life Insurance Co.	156,000	30,856	2.47%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	148,257	6,509	0.52%
Nippon Life Insurance Co.	141,000	15,132	1.21%
The Dai-Ichi Mutual Life Insurance Co.	98,000	17,889	1.43%
The Sumitomo Trust & Banking Co., Ltd.	85,221	12,898	1.03%
Japan Bank for International Cooperation	75,846	nil	nil
Mizuho Corporate Bank, Ltd.	66,807	10,176	0.81
Development Bank of Japan	56,416	nil	nil

Notes:1. In addition to the above, the Company has a syndicate loan of 30,000 million yen which was arranged by Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd. The amount of the syndicate loan is not allocated to respective lenders.

2. As regards loans from Sumitomo Mitsui Banking Corporation, the Company has consented, at the request of this lender, to the transfer of such loans.

5. Status of Work Force

(1) Number of employees of the Company and its consolidated subsidiaries:

51,700 persons (11,903 increase compared with the end of the prior fiscal year)

(2) Number of employees of the Company:

Number of employees	4,637 (6 decrease compared with the end of the prior fiscal year)
Average age	41 years 7 months
Average years of service	17 years 7 months

Note: In addition to the above, the number of employees hired by the Company overseas is 537.

6. Amount of Remuneration and the Like Paid to Directors and Corporate Auditors

	Number of payees	Amount in the fiscal year	Additional information
Directors	16 persons	699 million yen	The maximum amount of director remuneration is 75 million yen per month. In addition to the amounts set forth to the left, the following consideration is paid to directors: (1) Director bonuses: 340 million yen (2) Director retirement bonuses (including pensions): 833 million yen
Corporate Auditors	7 persons	91 million yen	The maximum amount of corporate auditor remuneration is 11 million yen per month. In addition to the amounts set forth to the left, the following consideration is paid to corporate auditors: Corporate Auditor retirement bonuses (including pensions): 98 million yen

Note: As of the end of the fiscal year, we have thirteen Directors and five Corporate Auditors. One Director who receives remuneration solely from overseas locally-incorporated subsidiary is not included in the payees.

7. New Share Acquisition Rights

(1) Currently Issued New Share Acquisition Rights

	Total number of new share acquisition rights	Type and number of shares subject to new share acquisition rights	Issue price of new share acquisition rights
The First New Share Acquisition Rights (Issued on August 1, 2002)	59	59,000 of the Company's common shares	Without consideration
The Second New Share Acquisition Rights (Issued on July 31, 2003)	60	60,000 of the Company's common shares	Without consideration
The Third New Share Acquisition Rights (Issued on July 30, 2004)	181	181,000 of the Company's common shares	Without consideration
The Fourth New Share Acquisition Rights (Issued on July 29, 2005)	177	177,000 of the Company's common shares	Without consideration

(2) New Share Acquisition Rights Issued at Especially Favorable Terms during the Fiscal Year (The Fourth New Share Acquisition Rights)

(a) Name of grantees, the Number of the new share acquisition rights allocated to each person, etc.

(i) Directors and Executive Officers

The Company has allocated a total of 133 new share acquisition rights to the following 33 Directors and Executive Officers.

Name	Number of new share acquisition rights	Name	Number of new share acquisition rights
Kenji Miyahara	10	Motoyuki Oka	10
Shuji Hirose	6	Kenzo Okubo	6
Noriaki Shimazaki	6	Nobuhide Nakaido	6
Tadahiko Mizukami	5	Shizuka Tamura	5
Katsuichi Kobayashi	5	Susumu Kato	5
Michio Ogimura	5	Hisahiko Arai	4
Yoshi Morimoto	4	Makoto Shibahara	4
Michihisa Shinagawa	4	Shingo Yoshii	4
Shuichi Mori	4	Kazuo Ohmori	4
Kentaro Ishimoto	4	Shunichi Arai	4
Nobuo Kitagawa	4	Yoshihiko Shimazu	2
Kenji Kajiwara	2	Makoto Sato	2
Toyosaku Hamada	2	Tsuneo Naito	2
Takahiro Moriyama	2	Ichiro Miura	2
Takashi Kano	2	Kuniharu Nakamura	2
Shinichi Sasaki	2	Takuro Kawahara	2
Yoshio Osawa	2		

As a result, the type and number of shares under the new share acquisition rights allocated to the above persons were 133,000 of the Company's common shares in total.

(ii) Employees

The Company has allocated a total of 44 new share acquisition rights, by allocating one new share acquisition right to each of the following 44 employees as Corporate Officers under the Company's qualification system.

Yutaka Takagi	Yoshiyuki Matsuoka	Hiroki Hachiya	Masahiko Nakane
Haruhiko Miki	Takayuki Kameoka	Mitsuhiko Yamada	Ryoji Nagao
Yoshihiko Shimizu	Naoki Takada	Minoru Uemura	Hiroshi Funazaki
Tetsu Tsuji	Takafumi Sone	Kazuhiro Atsushi	Yoshito Horiuchi
Kazuhisa Togashi	Makoto Nakamura	Naoki Hidaka	Kazuhiro Takeuchi
Toshio Sampei	Kazuhiko Yamazaki	Shigeru Ohashi	Shinichi Ishida
Kunio Fujimoto	Yasuo Kumagai	Atsushi Shigematsu	Masayuki Doi
Kenjiro Hachiya	Hiroaki Fujio	Kazuyuki Inoue	Takahiro Yoshikawa
Hiroyuki Inohara	Takahiro Izuta	Masao Tetsuya	Masatoshi Adachi
Takeshi Sato	Michihiko Kanegae	Ryoji Araki	Jiro Miyata
Toru Furihata	Kihachiroh Kawaguchi	Takechiyo Tanaka	Masatoshi Hayashi

As a result, the type and number of shares under the new share acquisition rights allocated to the above persons were 44,000 of the Company's common shares in total.

(b) Particulars of the new share acquisition rights

The details concerning all new share acquisition rights allocated to the persons set forth in the foregoing paragraph (a) are as follows:

(i) Total number of new share acquisition rights, type and number of shares subject to the rights, and issue price of the rights

	Total number of new share acquisition rights	Type and number of shares subject to new share acquisition rights	Issue price of new share acquisition rights
Issued on July 29, 2005	177	177,000 of the Company's common shares	Without consideration

(ii) Amount to be paid upon exercise of new share acquisition rights

The exercise price per share shall be ¥948. The amount to be paid for exercising a new share acquisition right shall be the exercise price per share, multiplied by the number of shares for every right.

(iii) Conditions of the exercise of new share acquisition rights

(aa) Grantees of the new share acquisition rights must also, at the time of the exercise thereof, be a Director, an Executive Officer or a Corporate Officer of the Company.

(bb) Even before expiration of the exercise period set forth in (iv) below, under the following circumstances, new share acquisition rights shall be immediately forfeited and the rights in question shall cease to exist.

- In situations where the holder of the new share acquisition rights is found to have committed a crime that is punishable by imprisonment or harsher punishment.
- If the holder of new share acquisition rights passes away.
- If the holder of the new share acquisition rights announces, in writing, the decision to renounce all or part of the rights on the Company's prescribed letterheads.

(cc) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(dd) The allotted new share acquisition rights are only allowed to be exercised by integral multiple numbers and not for fractional units.

(iv) Period for the exercise of new share acquisition rights

From April 1, 2006 until June 30, 2010.

(v) Retirement of new share acquisition rights

In the event that the person to whom the new share acquisition rights are allotted ceases to satisfy the requirement set forth in (iii)(aa) above and therefore loses the right to exercise such allotted rights, the Company may retire such new share acquisition rights allotted to such person without consideration.

(vi) Favorable terms of new share acquisition rights

As set forth above, the issue price of new share acquisition rights is free of consideration and the amount to be paid upon exercise of the rights is based on the current market value.

Notes: 1. With each new share acquisition right, the exercising party will be issued or transferred 1,000 common shares.

2. If the Company conducts a stock split or reverse stock split, the number of shares subject to new share acquisition rights will be adjusted using the following calculation formula. However, this adjustment will only be conducted for the number of shares subject to new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment will be rounded down.

Number of shares after adjustment =

number of shares before adjustment x split or reverse split ratio

3. If the Company issues new shares at a price below the market price, the exercise price shall be adjusted per the following formula, and then rounded up to eliminate any fraction of a yen arising from the adjustment. This formula shall not be utilized in circumstances such as the exercise of new share acquisition rights and public stock offerings that have a fair issue price for the stock.

Post-adjustment exercise price =

$$\text{pre-adjustment exercise price} \times \frac{\text{number of shares already issued} + \frac{\text{number of shares newly issued} \times \text{paid-in price per newly issued share}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting new issuance}}$$

Moreover, if the Company conducts a stock split or reverse stock split, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any fraction of a yen arising from the adjustment.

8. Total Remuneration and Other Fees Paid to Accounting Auditors

1. Total remuneration and other fees to be paid to Accounting Auditors by the Company and its consolidated subsidiaries	586 million yen
2. Portion of total remuneration and other fees 1 above constituting remuneration and other fees to be paid for audits	527 million yen
3. Portion of total remuneration and other fees 2 above constituting remuneration and other fees to be paid to Accounting Auditors by the Company	245 million yen

Note: The audit agreement between the Company and our Accounting Auditors does not differentiate audit remuneration and other fees based on the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), which has been superseded, from audit remuneration and other fees based on the Securities and Exchange Law, and the two types of remuneration cannot actually be differentiated. Therefore, the abovesaid amounts show the total of these two types of remuneration and other fees.

9. Directors and Corporate Auditors

Name/Position in the Company and major occupation

Kenji Miyahara	Chairman of the Board of Directors		
Motoyuki Oka	President and CEO		
Shuji Hirose	Director	Kenzo Okubo	Director
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Tadahiko Mizukami	Director	Michio Ogimura	Director
Hisahiko Arai	Director	Yoshi Morimoto	Director
Michihisa Shinagawa	Director	Shingo Yoshii	Director
Nobuo Kitagawa	Director		
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)		
Masahiro Ishikawa	Corporate Auditor (Full-Time)		
Itsuo Sonobe	Corporate Auditor* (Lawyer)		
Koji Tajika	Corporate Auditor* (Certified Public Accountant)		
Akio Harada	Corporate Auditor* (Lawyer)		

Notes: 1. All Directors are Representative Directors.

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki- Kaisha*), which has been superseded, are indicated by an asterisk (*).

Person who retired as of June 24, 2005:

Director

Shigemi Hiranuma Kosaburo Morinaka Kenichi Nagasawa

Susumu Kato*

Note: The person who is indicated by an asterisk (*) has continued to administer operations as an Executive Officer after retiring from a Director.

Corporate Auditor

Takashi Nomura Hiroshi Maeda

10. Executive Officers

Name	Position and area of responsibility in the Company
Motoyuki Oka	President and CEO*
Shuji Hirose	Executive Vice President* (General Manager of the Transportation & Construction Systems Business Unit)
Kenzo Okubo	Executive Vice President* (General Manager of the Metal Products Business Unit)
Noriaki Shimazaki	Executive Vice President* (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group)
Nobuhide Nakaido	Executive Vice President* (General Manager of the Corporate Planning & Coordination Office)
Tadahiko Mizukami	Senior Managing Executive Officer* (General Manager of the Financial & Logistics Business Unit)
Shizuka Tamura	Senior Managing Executive Officer (General Manager for China, Chief Executive Officer of Sumitomo Corporation (China) Group, and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Katsuichi Kobayashi	Senior Managing Executive Officer (General Manager of the Chubu Regional Business Unit)
Susumu Kato	Senior Managing Executive Officer (General Manager for the Americas and Director & President of Sumitomo Corporation of America)
Michio Ogimura	Senior Managing Executive Officer* (General Manager of the Machinery & Electric Business Unit)
Hisahiko Arai	Managing Executive Officer* (General Manager of the Materials & Real Estate Business Unit)
Yoshi Morimoto	Managing Executive Officer* (General Manager of the Consumer Goods & Service Business Unit)
Makoto Shibahara	Managing Executive Officer (Assistant General Manager of the

	Financial & Logistics Business Unit and General Manager of the Financial Service Division)
Michihisa Shinagawa	Managing Executive Officer* (General Manager of the Mineral Resources & Energy Business Unit)
Shingo Yoshii	Managing Executive Officer* (General Manager of the Media, Electronics & Network Business Unit)
Shuichi Mori	Managing Executive Officer (General Manager for Europe, Chief Executive Officer of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Limited)
Kazuo Ohmori	Managing Executive Officer (Assistant General Manager of the Transportation & Construction Systems Business Unit and General Manager of the Ship, Aerospace & Transportation Systems Division)
Kentaro Ishimoto	Managing Executive Officer (Assistant General Manager of the Consumer Goods & Service Business Unit and General Manager of the Food Business Division)
Shunichi Arai	Managing Executive Officer (General Manager of the Kansai Regional Business Unit)
Nobuo Kitagawa	Managing Executive Officer* (General Manager of the Chemical Business Unit)
Iwao Okamoto	Managing Executive Officer (Assistant General Manager of the Corporate Planning & Coordination Office)
Yoshihiko Shimazu	Executive Officer (General Manager for CIS and Assistant General Manager for Europe)
Kenji Kajiwara	Executive Officer (General Manager of the Lifestyle & Retail Business Division)
Makoto Sato	Executive Officer (General Manager of the Automotive Business Division)
Toyosaku Hamada	Executive Officer (General Manager of the Financial Resources Management Group)

Tsuneo Naito	Executive Officer (General Manager of the Logistics & Insurance Business Division)
Takahiro Moriyama	Executive Officer (General Manager of the Power & Energy Project Division)
Ichiro Miura	Executive Officer (General Manager of the Human Resources Development & Information Management Group)
Takashi Kano	Executive Officer (General Manager of the Construction & Real Estate Division and General Manager of the General Construction Development & Coordination Department)
Kuniharu Nakamura	Executive Officer (General Manager of the Corporate Planning & Coordination Department)
Shinichi Sasaki	Executive Officer (General Manager of the Tubular Products Division)
Takuro Kawahara	Executive Officer (General Manager of the Legal Department)
Yoshio Osawa	Executive Officer (General Manager of the Network Division)

Note: Representative Directors are indicated by an asterisk (*).

As of April 1, 2006, the position and area of responsibility of Executive Officers in the Company was changed. The "Position in the Company and major occupation" of Directors and Corporate Auditors, and the "Position and area of responsibility in the Company" of Executive Officers as of April 1, 2006 is as set forth in the following pages.

11. Directors and Corporate Auditors (As of April 1, 2006)

Name/Position in the Company and major occupation

Name	Position	Name	Position
Kenji Miyahara	Chairman of the Board of Directors		
Motoyuki Oka	President and CEO		
Shuji Hirose	Director	Kenzo Okubo	Director
Noriaki Shimazaki	Director	Nobuhide Nakaido	Director
Tadahiko Mizukami	Director	Michio Ogimura	Director
Hisahiko Arai	Director	Michihisa Shinagawa	Director
Yoshi Morimoto	Director	Shingo Yoshii	Director
Nobuo Kitagawa	Director		
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)		
Masahiro Ishikawa	Corporate Auditor (Full-Time)		
Itsuo Sonobe	Corporate Auditor* (Lawyer)		
Koji Tajika	Corporate Auditor* (Certified Public Accountant)		
Akio Harada	Corporate Auditor* (Lawyer)		

Notes: 1. All Directors are Representative Directors.

2. Outside corporate auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki- Kaisha*), which has been superseded, are indicated by an asterisk (*).

12. Executive Officers (As of April 1, 2006)

Name	Position and area of responsibility in the Company
Motoyuki Oka	President and CEO*
Shuji Hirose	Executive Vice President* (General Manager of the Machinery & Electric Business Unit)
Kenzo Okubo	Executive Vice President* (General Manager of the Metal Products Business Unit)
Noriaki Shimazaki	Executive Vice President* (Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group)
Nobuhide Nakaido	Executive Vice President* (General Manager of the Corporate Planning & Coordination Office)
Susumu Kato	Senior Managing Executive Officer (General Manager for the Americas and Director & President of Sumitomo Corporation of America)
Michio Ogimura	Senior Managing Executive Officer* (General Manager for Southeast & Southwest Asia)
Hisahiko Arai	Senior Managing Executive Officer* (General Manager of the Materials & Real Estate Business Unit)
Michihisa Shinagawa	Senior Managing Executive Officer* (General Manager of the Mineral Resources & Energy Business Unit)
Iwao Okamoto	Senior Managing Executive Officer (Assistant General Manager of the Corporate Planning & Coordination Office)
Yoshi Morimoto	Managing Executive Officer* (General Manager of the Consumer Goods & Service Business Unit)

Makoto Shibahara	Managing Executive Officer (General Manager of the Financial & Logistics Business Unit)
Shingo Yoshii	Managing Executive Officer* (General Manager of the Media, Electronics & Network Business Unit and General Manager of the Media Division)
Shuichi Mori	Managing Executive Officer (General Manager for Europe, Chief Executive Officer of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Limited)
Kazuo Ohmori	Managing Executive Officer (General Manager of the Transportation & Construction Systems Business Unit)
Kentaro Ishimoto	Managing Executive Officer (Assistant General Manager of the Consumer Goods & Service Business Unit and General Manager of the Food Business Division)
Shunichi Arai	Managing Executive Officer (General Manager of the Kansai Regional Business Unit)
Nobuo Kitagawa	Managing Executive Officer* (General Manager for China, Chief Executive Officer of Sumitomo Corporation (China) Group, and Director & President of Sumitomo Corporation (China) Holding Ltd.)
Yoshihiko Shimazu	Managing Executive Officer (General Manager for CIS and Assistant General Manager for Europe)
Kenji Kajiwara	Managing Executive Officer (General Manager of the Chubu Regional Business Unit)
Makoto Sato	Managing Executive Officer (Assistant General Manager of the Transportation & Construction Systems Business Unit and General Manager of the Automotive Division, No.1)
Toyosaku Hamada	Managing Executive Officer (General Manager of the Financial Resources Management Group)

Takahiro Moriyama	Executive Officer (Assistant General Manager of the Machinery & Electric Business Unit and General Manager of the Power & Energy Project Division)
Ichiro Miura	Executive Officer (General Manager of the Human Resources Development & Information Management Group)
Takashi Kano	Executive Officer (Assistant General Manager of the Materials & Real Estate Business Unit)
Kuniharu Nakamura	Executive Officer (General Manager of the Corporate Planning & Coordination Department)
Shinichi Sasaki	Executive Officer (Deputy General Manager for China and Director & President of Sumitomo Corporation (Shanghai) Limited.)
Takuro Kawahara	Executive Officer (Responsible for the Internal Auditing Department and Assistant General Manager of the Corporate Planning & Coordination Office (Legal))
Yoshio Osawa	Executive Officer (General Manager of the Network Division)
Yoshiyuki Matsuoka	Executive Officer (General Manager of the Chemical Business Unit)
Mitsuhiko Yamada	Executive Officer (General Manager of the Mineral Resources Division No.1)
Kazuhisa Togashi	Executive Officer (General Manager of the Iron & Steel Division, No.2)
Kazuhiro Takeuchi	Executive Officer (General Manager of the Financial Service Division)
Shinichi Ishida	Executive Officer (General Manager of the Construction & Mining Systems Division)

Note: Representative Directors are indicated by an asterisk (*).

Note: In the Business Report, the presentation of the amounts in millions of yen and the number of stocks in thousands are rounded down, except for those presented in the "Trend of Operating Results and Financial Status" and "Segment Information (Condensed)."

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
As of March 31, 2006 and 2005

	Millions of Yen	
	March 31, 2006	March 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 522,000	¥ 453,891
Time deposits	8,331	10,246
Marketable securities	22,087	23,154
Receivables-trade		
Notes and loans	265,022	307,133
Accounts	1,646,126	1,355,706
Associated companies	98,278	84,884
Allowance for doubtful receivables	(15,335)	(11,005)
Inventories	705,257	503,767
Deferred income taxes	31,998	39,161
Advance payments to suppliers	50,165	56,878
Other current assets	310,411	271,218
Total current assets	3,644,340	3,095,033
Investments and long-term receivables:		
Investments in and advances to associated companies	469,482	394,618
Other investments	783,015	502,658
Long-term receivables	662,075	620,835
Allowance for doubtful receivables	(40,703)	(45,672)
Total investments and long-term receivables	1,873,869	1,472,439
Property and equipment, at cost less accumulated depreciation	819,503	720,392
Prepaid expenses, non-current	94,710	94,838
Deferred income taxes, non-current	13,511	10,149
Other assets	265,961	140,276
Total	¥ 6,711,894	¥ 5,533,127

Notes:
The Consolidated Balance Sheet as of March 31, 2005 is not required to be included under the Japanese Commercial Code, which has been superseded, and is included solely for the convenience of shareholders.

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
As of March 31, 2006 and 2005

	Millions of Yen	
	March 31, 2006	March 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	¥ 539,567	¥ 412,217
Current maturities of long-term debt	428,545	438,534
Payables-trade		
Notes and acceptances	93,278	101,735
Accounts	1,070,921	878,952
Associated companies	29,713	18,266
Income taxes	33,060	20,226
Accrued expenses	92,975	60,539
Advances from customers	90,483	85,392
Other current liabilities	243,972	182,197
Total current liabilities	2,622,514	2,198,058
Long-term debt, less current maturities	2,447,170	2,213,651
Accrued pension and retirement benefits	13,180	11,782
Deferred income taxes, non-current	230,364	85,708
Minority interests	94,691	89,037
Shareholders' equity:		
Common stock	219,279	219,279
Additional paid-in capital	279,470	238,859
Retained earnings		
Appropriated for legal reserve	17,696	17,686
Unappropriated	579,217	442,630
Accumulated other comprehensive income (loss)		
Net unrealized hoiding gains on securities available-for-sale	251,013	98,651
Foreign currency translation adjustments	(27,750)	(80,141)
Net unrealized losses on derivatives	(9,496)	(1,427)
Treasury stock, at cost	(5,454)	(646)
Total shareholders' equity	1,303,975	934,891
Total	¥ 6,711,894	¥ 5,533,127

Notes:
The Consolidated Balance Sheet as of March 31, 2005 is not required to be included under the Japanese Commercial Code, which has been superseded, and is included solely for the convenience of shareholders.

Significant Accounting Principles (For the year ended March 31, 2006)

(1) Accounting standards of consolidated statutory report	The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations, which has been superseded. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.
(2) Valuation method of securities	The company and its subsidiaries (the "Companies") apply Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
Trading securities:	Stated at fair value. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
Available-for-sale securities:	Stated at fair value. Unrealized holding gains and losses are excluded from earnings and reported in a separate component of shareholders equity. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
Held to maturity securities:	Stated at amortized cost

(3) Valuation method of inventories

Inventories are principally stated at the lower of cost or market based on the moving average method.

(4) Depreciation or amortization method of property and equipment and intangible asset

Depreciation method for property and equipment

Buildings, including leasehold improvements:	Depreciation is principally computed by the straight-line method.
Machinery and equipment:	Depreciation is computed by the straight-line method or the declining-balance method.
Mining rights:	Depreciation is computed by the unit-of-production method.

Amortization method for intangible assets

Amortization of intangible assets is computed by the straight-line method.
However, intangible assets with an indefinite useful life are not amortized but are assessed for impairment at least annually, in compliance with SFAS No.142, "Goodwill and Other Intangible Assets."

(5) Goodwill

Goodwill is not amortized but is assessed for impairment at least annually, in compliance with SFAS No.142, "Goodwill and Other Intangible Assets."

(6) Allowance and provisions

Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected. The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans, based on internal credit rating system and loss severity from the Companies' past experiences.

Accrued pension and severance liabilities

Accrued pension and severance liabilities are to be recognized based upon estimated benefit obligation and fair value of plan assets for postretirement benefit, in compliance with SFAS No.87 "Employers' Accounting for Pensions." Regarding unrecognized actuarial losses, the amounts that exceed 10% of the higher of estimated benefit obligation or fair value of plan assets is recognized over the average remaining service period on a straight line basis.

(7) Consumption tax

Consumption tax is accounted for by the segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

Notes to Consolidated Balance Sheet (as of March 31, 2006)

		(Millions of yen)
(1)	Accumulated depreciation of property and equipment	444,179
(2)	Pledged assets	396,531
(3)	Guarantees of indebtedness	76,907
(4)	Discounted trade notes receivable with banks	41,691

Consolidated Statements of Income [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

For the years ended March 31, 2006 and 2005

	Millions of yen	
	March 31, 2006	March 31, 2005
Revenues:		
Sales of tangible products	¥ 2,079,576	¥ 1,586,057
Sales of services and others	501,835	463,242
Total revenues	2,581,411	2,049,299
Cost:		
Cost of tangible products sold	(1,737,706)	(1,361,767)
Cost of services and others	(137,058)	(124,402)
Total cost	(1,874,764)	(1,486,169)
Gross profit	706,647	563,130
Other income (expenses) :		
Selling, general and administrative expenses	(515,807)	(437,849)
Settlements received (paid) on copper trading litigation	(109)	2,815
Provision for doubtful receivables	(14,707)	(12,896)
Impairment losses on long-lived assets	(12,423)	(29,548)
Gain (loss) on sale of property and equipment, net	(362)	11,468
Interest income	18,998	14,562
Interest expense	(38,951)	(23,207)
Dividends	10,423	6,386
Other than temporary impairment losses on securities	(3,723)	(8,927)
Gain on sale of marketable securities and other investments, net	43,966	16,339
Gain on issuances of stock by subsidiaries and associated companies	1,534	12,603
Equity in earnings of associated companies, net	51,374	37,387
Other, net	947	(914)
Total other income (expenses)	(458,840)	(411,781)
Income before income taxes and minority interests in earnings of subsidiaries	247,807	151,349
Income taxes	(80,737)	(57,849)
Income before minority interests in earnings of subsidiaries	167,070	93,500
Minority interests in earnings of subsidiaries, net	(6,833)	(8,427)
Net income	¥ 160,237	¥ 85,073
Total trading transactions	¥ 10,336,265	¥ 9,898,598

Amounts per share of common stock:	(For the year ended March 31, 2006)
Net income	
Basic	¥ 130.18 yen

Notes:

1) Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

2) The Consolidated Statement of Income for the year ended March 31, 2005 is not required to be included under the Japanese Commercial Code, which has been superseded, and is included solely for the convenience of shareholders.

Condensed Consolidated Statements of Cash Flows (Unaudited) [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006 and 2005

	Millions of Yen	
	March 31, 2006	March 31, 2005
Operating activities:		
Net income	¥ 160,237	¥ 85,073
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	94,239	77,967
Provision for doubtful receivables	14,707	12,896
Impairment losses on long-lived assets	12,423	29,548
Gain (Loss) on sale of property and equipment, net	362	(11,468)
Other than temporary impairment losses on securities	3,723	8,927
Gain on sale of marketable securities and other investments, net	(43,966)	(16,339)
Gain on issuances of stock by subsidiaries and associated companies	(1,534)	(12,603)
Equity in earnings of associated companies, less dividend received	(32,114)	(33,238)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(267,595)	(245,975)
Increase in inventories	(96,570)	(90,807)
Increase in payables	146,392	139,720
Other, net	(53,056)	35,468
Net cash used in operating activities	(62,752)	(20,831)
Investing activities:		
Changes in:		
Property and equipment	(25,005)	(61,294)
Marketable securities and investments	(162,275)	(71,605)
Loans	44,582	84,414
Time deposits	1,270	(7,348)
Net cash used in investing activities	(141,428)	(55,833)
Financing activities:		
Changes in:		
Short-term debt	115,389	(56,911)
Long-term debt	177,226	74,169
Proceeds from issuance of new shares of common stock, net of stock issue expenses	-	98,625
Cash dividends paid	(22,140)	(9,070)
Other, net	(8,330)	9,012
Net cash provided by financing activities	262,145	115,825
Effect of exchange rate changes on cash and cash equivalents	8,284	(844)
Effect of the change in the reporting period of subsidiaries and associated companies	1,860	-
Net increase in cash and cash equivalents	68,109	38,317
Cash and cash equivalents, beginning of period	453,891	415,574
Cash and cash equivalents, end of period	¥ 522,000	¥ 453,891

Notes:
1) In the Consolidated Balance Sheets, the Consolidated Statements of Income and the Condensed Consolidated Statements of Cash Flows, amounts in millions of yen is rounded to the nearest million.
2) The Condensed Consolidated Statements of Cash Flows are not required to be included under the Japanese Commercial Code, which has been superseded, and are included solely for the convenience of shareholders.

Audit Report by the Accounting Auditors with Respect to the Consolidated Financial Statements (conformed copy)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 16, 2006

The Board of Directors
Sumitomo Corporation

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Teruo Suzuki (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income, of Sumitomo Corporation for the 138th business year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2(3) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha", which has been superseded. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's majority-owned subsidiaries and non-majority owned consolidated subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairly the consolidated financial position of Sumitomo Corporation and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

The subsequent event stated in the business report may have a material effect on the financial position and the results of operations of the Company and consolidated subsidiaries in the business years subsequent to March 31, 2006.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors with Respect to the Consolidated Financial Statements (conformed copy)

AUDIT REPORT

Having received the report from each Corporate Auditor on the method and results of the audit toward the Consolidated Financial Statements, that is the consolidated balance sheet and the consolidated statement of income, of Sumitomo Corporation for the 138th fiscal year from April 1, 2005 to March 31, 2006, we, the Board of the Corporate Auditors, made this Audit Report with due deliberation and report as follows:

1. Outline of the Auditing Methods

   In accordance with the regulations concerning the Corporate Auditor's audit provided for by the Board of the Corporate Auditor and the policy and the schedule etc. of the audit formulated by the Board of the Corporate Auditors, each Corporate Auditor received from the Directors and others, and the Accounting Auditor a report and explanation, and conducted its audit with respect to the Consolidated Financial Statements.

2. Results of Our Inspection

   We consider that the method and results of the audit performed by KPMG AZSA & Co., the Accounting Auditor, are proper.

May 17, 2006

The Board of Corporate Auditors
Sumitomo Corporation

Shigemi Hiranuma (seal)
Standing Corporate Auditor
(Full-Time)

Masahiro Ishikawa (seal)
Corporate Auditor
(Full-Time)

Itsuo Sonobe (seal)
Corporate Auditor

Koji Tajika (seal)
Corporate Auditor

Akio Harada (seal)
Corporate Auditor

Note: Itsuo Sonobe, Koji Tajika and Akio Harada are the outside Corporate Auditors stipulated by Article 18, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)," which has been superseded.

Non-consolidated Balance Sheets

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit: millions of yen)

Assets	As of March 31, 2006	As of March 31, 2005
Current assets	**2,323,674**	**1,921,988**
Cash and deposits	343,573	269,366
Notes receivable, trade	69,959	77,868
Accounts receivable, trade	1,030,475	838,092
Marketable securities	19,360	20,161
Merchandise	148,792	120,272
Real estate held for development and resale	45,608	53,739
Advances to suppliers	97,096	83,438
Prepaid expenses	42,599	27,274
Short-term loans receivable	308,671	310,918
Deferred tax assets	12,126	23,798
Other current assets	207,809	99,357
Allowance for doubtful receivables	(2,400)	(2,300)
Fixed assets	**1,862,443**	**1,508,426**
Tangible fixed assets, at cost less accumulated depreciation	176,164	229,723
Buildings	75,832	103,475
Other structures	1,381	2,397
Machinery and equipment	655	1,232
Vehicles and transportation equipment	398	391
Furniture and fixtures	1,823	1,984
Land	90,655	114,443
Construction in progress	5,418	5,798
Intangible fixed assets	35,952	39,096
Software	17,294	20,422
Other intagible fixed assets	18,658	18,673
Investments and other assets	1,650,326	1,239,606
Investment securities	778,984	526,313
Investment securities in subsidiaries	387,617	349,505
Other equity interests	72,307	56,639
Other equity interests in subsidiaries	85,357	68,065
Long-term loans receivable	217,604	149,153
Long-term trade receivables, over due	40,156	47,326
Long-term prepaid expenses	63,092	64,687
Other investments and assets	51,344	26,308
Allowance for doubtful receivables	(46,140)	(48,393)
Total assets	**4,186,118**	**3,430,414**

Liabilities and shareholders' equity	As of March 31, 2006	As of March 31, 2005
Current liabilities	**1,429,305**	**1,154,557**
Notes payable, trade	37,139	48,441
Accounts payable, trade	676,533	545,840
Short-term loans	321,446	261,280
Commercial paper	73,000	45,000
Bonds and notes (Due within one year)	30,000	27,706
Accrued expenses	26,147	22,774
Advances from customers	117,036	107,673
Deposits received	31,335	38,904
Deferred income	2,549	3,325
Other current liabilities	114,117	53,609
Long-term liabilities	**1,859,790**	**1,562,518**
Long-term loans	1,415,507	1,262,539
Bonds and notes	276,000	226,000
Deferred Tax Liabilities	130,590	41,725
Other long-term liabilities	37,693	32,252
Total liabilities	**3,289,096**	**2,717,075**
Common stock	**219,278**	**219,278**
Capital surplus	230,493	215,936
Additional paid-in capital	230,412	215,825
Gain on sale of treasury stock	81	111
Retained earnings	**194,907**	**171,863**
Appropriated for legal reserve	17,696	17,686
Reserve for losses on investment	6,148	6,711
Deferred gains on sales of fixed assets	49,450	51,176
General reserve	65,042	65,022
Unappropriated retained earnings	56,570	31,265
Net unrealized holding gains on securities and others	**253,170**	**106,905**
Treasury stock	**(828)**	**(645)**
Total shareholders' equity	**897,021**	**713,338**
Total liabilities and shareholders' equity	**4,186,118**	**3,430,414**

Note:

The Non-consolidated Balance Sheet as of March 31, 2005 is not required to be included under the Japanese Commercial Code, which has been superseded, and is included solely for the convenience of shareholders.

Significant Accounting Principles (For the year ended March 31, 2006)

(1) Valuation method of securities

Trading securities:	Stated at fair value. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
Held to maturity securities:	Stated at amortized cost
Other securities	
- Marketable securities:	Stated at fair value. Unrealized holding gains and losses are excluded from earnings and reported in a separate component of shareholders equity. The cost of securities sold is determined based on the average cost of all shares of such security held at the time of sale.
- Non-marketable securities:	Stated at average cost
Investment securities in subsidiaries and associated companies:	Stated at average cost
Treasury stock:	Stated at average cost

(2) Valuation method of inventories

Inventories are stated at the lower of cost or market based on the moving average method.

(3) Depreciation method of tangible fixed assets

Depreciation is principally computed by the declining-balance method.
Assets that cost over 10 billions of yen are depreciated based on the straight-line method. Buildings acquired on and after April 1, 1998 (excluding accessory equipment) are depreciated based on the straight-line method.

(4) Allowance and provisions

Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected.
The Company maintains a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Company's past experience.

Accrued pension and severance liabilities

Accrued pension and severance liabilities are to be recognized based upon the estimated benefit obligation and the fair value of plan assets for postretirement benefits.
Since the fair value of plan assets for postretirement benefits exceeds benefit obligation, no accrued pension and severance liabilities were recognized as of March 31, 2006.
Unrecognized actuarial losses are recognized over 12 years which is within average remaining service period. (straight line)

(5) Consumption tax

Consumption tax is accounted for by the segregated method under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(6) Other

The Company adopted a consolidated taxation system.

Notes to Balance Sheet (as of March 31, 2006)

(1) Monetary receivables and payables to subsidiaries

short-term monetary receivables	570,319 millions of yen
short-term monetary payables	80,880 millions of yen
long-term monetary receivables	204,854 millions of yen
long-term monetary payables	5,287 millions of yen

(2) Accumulated depreciation of tangible fixed assets — 63,697 millions of yen

(3) Pledged assets — 78,250 millions of yen

(4) Guarantees of indebtedness — 988,323 millions of yen
(Including keep-well agreement on subsidiaries' financing arrangements — 41,648 millions of yen)

(5) Discounted trade notes receivable with banks — 40,033 millions of yen

(6) The Commercial Code of Japan, which has been superseded, imposes certain limitation on the amount of retained earnings available for dividend.
The following is deducted from net assets available for dividends.
Net unrealized holding gains on securities and others — 253,170 millions of yen

Non-consolidated Statements of Income

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : millions of yen)

	For the years ended March 31			
	2006		2005	
Operating income/expense				
Sales		6,423,706		6,543,813
Cost of sales	6,252,379		6,376,927	
Gross trading profit		171,327		166,886
Selling, general and administrative expenses	159,145		147,083	
Operating profit		12,181		19,802
Non-operating income/expense				
Non-operating income		50,417		36,469
Interest income		17,434		12,912
Dividends		23,539		18,297
Other non-operating income		9,444		5,259
Non-operating expense	20,316		18,109	
Interest expense	16,440		11,618	
Other non-operating expense	3,876		6,491	
Ordinary income		42,282		38,162
Extraordinary gain		39,406		25,849
Gain on sale of fixed assets		3,056		1,487
Gain on sale of investment securities		36,350		20,101
Settlement received on copper trading litigation		-		4,261
Extraordinary loss	30,043		42,890	
Loss on sale of fixed assets	1,023		2,167	
Loss on sale of investment securities	1,212		2,996	
Valuation loss on investment securities	11,358		16,656	
Provision for bad debts reserve of affiliates and others	14,056		1,980	
Payment for settlement on copper trading litigation	88		-	
Impairment loss of long-lived assets	-		19,089	
Other extraordinary loss	2,303		-	
Net income before income taxes		51,645		21,121
Income taxes	10,500			5,400
Income taxes-deferred		1,000	11,400	
Net income		42,145		15,121
Increase due to merger of subsidiaries		3,382		-
Unappropriated earnings after appropriation		24,789		20,959
Interim dividends paid	13,747		4,814	
Unappropriated retained earnings, end of year		56,570		31,265

(For the year ended March 31, 2006)

1) Operating transactions with subsidiaries	Sales	870,758 millions of yen
	Purchases	462,473 millions of yen
2) Non-operating transactions with subsidiaries		14,723 millions of yen
3) Net income per share-basic		33.43yen

Notes:

1) In the Non-consolidated Balance Sheets and the Non-consolidated Statements of Income, the presentation of the amounts in millions of yen are rounded down.

2) The Non-consolidated Statement of Income for the year ended March 31, 2005 is not required to be included under the Japanese Commercial Code, which has been superseded, and is included solely for the convenience of shareholders.

Proposal for Appropriation of Retained Earnings

Sumitomo Corporation

[Prepared on the basis of accounting principles generally accepted in Japan]

(Unit : yen)

	For the year ended March 31, 2006
(Unappropriated retained earnings, end of year)	
Unappropriated retained earnings, end of year	56,570,088,703
Reversal of reserve for losses on investments	718,469,104
Reversal of deferred gains on sales of fixed assets	28,295,077,988
Total	85,583,635,795
(Appropriation)	
Cash dividends	17,496,104,822
(Cash dividends per share 14 yen)	
Bonuses to Directors	881,000,000
Deferred gains on sales of fixed assets	4,791,609,960
Unappropriated retained earnings after appropriation	62,414,921,013

Note: The company paid out the interim dividend of ¥13,747,473,630 (¥11 per share) on December 1, 2005.

Audit Report by the Accounting Auditors (conformed copy)

[English Translation of the Auditors' Report Originally Issued in the Japanese Language]

Independent Auditors' Report

May 16, 2006

The Board of Directors
Sumitomo Corporation

KPMG AZSA & Co.

Toshiharu Kawai (Seal)
Designated and Engagement Partner
Certified Public Accountant

Teruo Suzuki (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hiroaki Sugiura (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of retained earnings, and its supporting schedules (limited to accounting matters) of Sumitomo Corporation for the 138th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha", which has been superseded. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code, which has been superseded.

The subsequent event stated in the business report may have a material effect on the financial position and the results of operations of the Company in business years subsequent to March 31, 2006.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report by the Board of Corporate Auditors (conformed copy)

AUDIT REPORT

Having received the report from each Corporate Auditor on the method and results of the audit toward the Directors' performance of their duties during the 138th fiscal year from April 1, 2005 to March 31, 2006, we, the Board of Corporate Auditors, made this Audit Report with due deliberation and report as follows:

1. Outline of the Auditing Methods

(1) In accordance with the regulations concerning the Corporate Auditor's audit provided for by the Board of the Corporate Auditor and the policy and the schedule etc. of the audit formulated by the Board of the Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other important meetings, heard the performance of their duties from Directors and others, inspected important internal authorization documents and investigated the operating and financial status at the major operating facilities (including the Internal Control System which is a system for ensuring compliance with laws and regulations, and for managing risks, etc.), in addition to investigating the aforementioned status of subsidiaries as necessary.

(2) We received from the Accounting Auditor a report and explanation concerning its audit, attended its audit from time to time, and carefully studied the financial statements and the supplementary schedules.

(3) We carried on, as necessary, such pertinent investigations that in regard to transactions in which a Director may have had a conflicting competitive or personal interest, we investigated whether and how the matter had been referred to the Board of Directors, and we requested particularly detailed reports from the Directors; in regard to the provision of gratuitous benefits by the Company and the acquisition or disposition etc. of the Company's own shares, we inspected relevant documents and investigated in detail based on the accounting records; and, in regard to non-customary transactions with subsidiaries or shareholders, we studied transaction records in detail and received reports from subsidiaries, etc.

2. Results of Our Inspection

(1) We consider that the method and results of the audit performed by KPMG AZSA & Co., the Accounting Auditor, are proper.

(2) We consider that the business report (excepting accounting matters) complies with the applicable laws and regulations and with the Articles of Incorporation of the Company and presents fairly the status of the Company.

(3) We consider that the proposed appropriations of retained earnings are proper and that there is no matter that requires comment, in the light of the Company's financial status and other circumstances.

(4) We consider that the supplementary schedules (excepting accounting matters) present fairly the matters that should be presented and that there is no matter that requires comment.

(5) We do not consider that there were any unfair acts or any serious instances of violation of the applicable laws and regulations or of the Articles of Incorporation of the Company concerning the Directors' performance of their duties including those relating to subsidiaries.

Further, we consider that there were no violations of Director's duties, in regard to transactions in which a Director may have had conflicting competitive or personal interest, the provision of gratuitous benefits by the Company, non-customary transactions with subsidiaries or shareholders, and the acquisition or disposition of the Company's own shares.

(6) We consider that there is no matter that requires comment, regarding the Directors' performance of their duties concerning the Internal Control System.

May 17, 2006

The Board of Corporate Auditors
Sumitomo Corporation

Shigemi Hiranuma (seal)
Standing Corporate Auditor
(Full-Time)

Masahiro Ishikawa (seal)
Corporate Auditor
(Full-Time)

Itsuo Sonobe (seal)
Corporate Auditor

Koji Tajika (seal)
Corporate Auditor

Akio Harada (seal)
Corporate Auditor

Note: Itsuo Sonobe, Koji Tajika and Akio Harada are the outside Corporate Auditors stipulated by Article 18, Section 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*)," which has been superseded.

* * *

The following is an unofficial English translation of the Notice of Convocation of the 138th Ordinary General Meeting of Shareholders of Sumitomo Corporation to be held on June 23, 2006. Sumitomo Corporation (hereinafter referred to as the "Company") provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

(Stock Exchange Code No. 8053)
June 1, 2006

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

We have the pleasure of extending to you a cordial invitation to attend the 138th Ordinary General Meeting of Shareholders of the Company (hereinafter referred to as the "Meeting"), which will be held as set forth below.

If you will be unable to attend the Meeting in person, you can exercise your voting rights by indicating your approval or disapproval on the enclosed form of Proxy Card and returning it to us by mail or through the Internet using the website shown on the enclosed form of Proxy Card (please read page 33 for more details).
Please take the time to examine the Reference Document for the General Meeting of Shareholders on the following pages and the attached Reports for the 138th Fiscal Year and exercise your voting rights no later than 5:45 P.M. of Thursday, June 22, 2006.

With highest regards.

1. Time Friday, June 23, 2006, at 10:00 A.M. (Open at 9:00 A.M.)

2. Place Conference Hall, 1st floor, Office Tower Y, Harumi Island Triton Square
8-11, Harumi 1-chome, Chuo-ku, Tokyo

3. Agenda **Presentation of Reports:**

No.1: Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 138th Fiscal Year (April 1, 2005 through March 31, 2006)

No.2: Non-consolidated Balance Sheets and Non-consolidated Statements of Income for the 138th Fiscal Year (April 1, 2005 through March 31, 2006)

Propositions:

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 138th Fiscal Year

Proposition No.2: Partial Amendment of the Articles of Incorporation

Proposition No.3: Election of Thirteen Directors

Proposition No.4: Election of One Corporate Auditor

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

Proposition No.6: Presentation of Retirement Bonuses to Retiring Directors and a Corporate Auditor and Severance Payments in Conjunction with Abolition of the Retirement Bonus System

Proposition No.7: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors and Executive Officers

4. Representation by Proxy

If a shareholder chooses to be represented by proxy, he/she may be represented only by a single proxy. In the case of representation by proxy, a shareholder's Proxy Card and written proof of the grant of proxy rights shall be presented at the receptionists at the Meeting.

* * *

If you attend the Meeting in person, please submit the enclosed form of Proxy Card to the receptionists at the Meeting.

If any of the items included in the following Reference Document for the General Meeting of Shareholders and the attached Reports for the 138th Fiscal Year require amendment up to and including the day before the Meeting, the items incorporating such amendment will be posted on our web site on the Internet (http://www.sumitomocorp.co.jp).

REFERENCE DOCUMENT FOR THE GENERAL MEETING OF SHAREHOLDERS

Propositions to be Voted on and Reference Matters Relating thereto

Proposition No.1: Approval of the Proposal for Appropriation of Retained Earnings for the 138th Fiscal Year

Our basic dividend policy is to ensure long-term, stable returns to shareholders, and to meet our shareholders' expectations by providing dividends based on increased earning power of the Company. Under this policy and also in consideration of the retained earnings required for our sustained growth in the future, we would like to make the appropriation of retained earnings as set forth on page 55 of the attached Reports for the 138th Fiscal Year.

As for the final dividend, we would like to propose it at fourteen yen (¥14) per share.

Taking into account the Company's consolidated operating results and the degree to which profit targets were achieved, the Company proposes that bonuses in the aggregate amount of ¥881,000,000 be paid to the 13 directors serving at the end of the 138th Fiscal Year.

Proposition No.2: Partial Amendment of the Articles of Incorporation

1. In accordance with the Company Law (Law No. 86 of 2005) that became effective as of May 1, 2006, the Company proposes to amend certain provisions of the Articles of Incorporation for the following reasons:

(1) To provide for more expeditious development of new businesses in the future, the Company will add a comprehensive business purpose to Article 3 (PURPOSES).

(2) To facilitate enhanced disclosure of information at General Meetings of Shareholders, the Company will add a new Article 16 (PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET) concerning the disclosure and deemed provision of reference documents for General Meetings of Shareholders via the Internet.

(3) The Company will institute the changes shown in proposed Article 18 (EXERCISE OF VOTING RIGHT BY PROXY) to clarify the number of proxies who may exercise proxy voting rights at the General Meeting of Shareholders.

(4) To enable the Board of Directors to operate in a more expeditious manner, the Company will add a new Paragraph 3 to the proposed Article 22 (MEETINGS OF THE BOARD OF DIRECTORS) allowing the Board of Directors to adopt resolutions either in writing or by electromagnetic recording as necessary.

(5) To facilitate the retention of highly qualified individuals as Outside Corporate Auditors and the performance of their expected roles, the Company will add a new Paragraph 2 to the proposed Article 31 (EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY) allowing the Company to enter into an agreement with Outside Corporate

Auditors to limit the Corporate Auditor's liability.

(6) In addition to the aforementioned, the Company will make certain other necessary changes, including the addition, deletion, revision or relocation of provisions, in keeping with the provisions of the Company Law.

2. The Company will institute the changes shown in the proposed Article 5 (METHOD OF PUBLIC NOTICE), which is to modify its method of issuing public notices from publication in the "Nihon Keizai Shimbun" to posting electronically on the Company's website on the Internet, in order to provide more convenient access to public notices and reduce the cost of making public notices. The proposed Article 5 will also be amended to set forth an alternative method when electronic publication is not possible due to events beyond the control of the Company.

3. Details of the Amendment

The following table shows a comparison between the current Articles of Incorporation and the proposed amendments, and the corresponding reasons for such proposed amendments.

[Note: In the original Japanese text, changes to the Articles of Incorporation are underlined. However, the underlines have been omitted in this English translation, because the English translation corresponding to the underlined Japanese text will not accurately indicate the actual changes made to the English translation of the Articles of Incorporation.]

(Changes are underlined)

Current Articles of Incorporation	Proposed Amendment	Reasons for the Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS	
ARTICLE 1. CORPORATE NAME (Omitted)	ARTICLE 1. CORPORATE NAME (Unchanged)	
ARTICLE 2. LOCATION OF HEAD OFFICE (Omitted)	ARTICLE 2. LOCATION OF HEAD OFFICE (Unchanged)	
ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 28. (omitted) (New Item)	ARTICLE 3. PURPOSES The purposes of the Corporation shall be to engage in the following businesses: 1. through 28. (omitted) 29. Businesses other than those set forth in the preceding items.	Addition of a comprehensive business purpose to provide for more expeditious development of new businesses in the future.
(New Section)	ARTICLE 4. INSTITUTIONS In addition to the general meeting of shareholders and the Directors, the Corporation shall have the following: 1. Board of Directors; 2. Corporate Auditors; 3. Board of Corporate Auditors; and 4. Accounting Auditors.	Addition of a general provision regarding corporate institutions of the Company in line with the Company Law taking effect.

ARTICLE 4. METHOD OF PUBLIC NOTICE Public notices by the Corporation shall be made in the "Nihon Keizai Shimbun."	ARTICLE 5. METHOD OF PUBLIC NOTICE Public notices of the Corporation shall be given electronically. If, due to accident or some other unavoidable reason, electronic publication is not possible, then public notice will be made in the "Nihon Keizai Shimbun."	Modification of the method of issuing public notices from publication in the "Nihon Keizai Shimbun" to posting electronically on the Company's website on the Internet, in order to provide more convenient access to public notices and to reduce the cost of publishing. An alternative method when electronic publication is not possible due to events beyond the control of the Company is added as well.
CHAPTER II. SHARES	CHAPTER II. SHARES	
ARTICLE 5. TOTAL NUMBER OF SHARES The total number of shares authorized to be issued by the Corporation shall be two billion (2,000,000,000) shares.	ARTICLE 6. TOTAL NUMBER OF AUTHORIZED SHARES The total number of shares authorized to be issued by the Corporation shall be two billion (2,000,000,000) shares.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law. *(Note: The terminology of the original Japanese text is amended, but since such amendment is a matter of form and not of substance, the corresponding English text is not amended.)*
(New Section)	ARTICLE 7. ISSUANCE OF SHARE CERTIFICATES The Corporation shall issue share certificates representing the corresponding shares.	Addition of a provision that the company will issue share certificates in line with the Company Law taking effect.
ARTICLE 6. REPURCHASE OF TREASURY STOCK Pursuant to the provisions in Article 211-3 Paragraph 1, item 2 of the Commercial Code, the Corporation may buy back treasury stock, by resolution of the Board of Directors.	ARTICLE 8. REPURCHASE OF TREASURY STOCK Pursuant to the provisions of Article 165, Paragraph 2 of the Company Law, the Corporation may, by resolution of the Board of Directors, repurchase its shares through market transactions.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 7. NUMBER OF SHARES IN VOTING UNIT AND NON-ISSUE OF SHARES CONSTITUTING LESS THAN A FULL VOTING UNIT (1) The number of shares in one voting unit shall be one thousand (1,000) shares. (2) The Corporation shall not issue share certificates for a number of shares less than one voting unit (hereinafter "fractional voting unit shares"). However, this does not apply when specified in the share handling rules.	ARTICLE 9. NUMBER OF SHARES IN A VOTING UNIT AND NON-ISSUANCE OF SHARE CERTIFICATES REPRESENTING LESS THAN A FULL VOTING UNIT (1) The number of shares in one voting unit shall be one thousand (1,000) shares. (2) Notwithstanding the provisions of Article 7, the Corporation shall not issue share certificates representing less than a full voting unit, unless otherwise provided by the Share Handling Rules.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law. (At the meeting held on April 28, 2006, the Board of Directors resolved to change the number of shares in one voting unit of the Company to one hundred (100) shares from September 1, 2006.)

ARTICLE 8. SALE AND DELIVERY OF SHARES TO A FULL VOTING UNIT Shareholders of the Corporation holding shares constituting less than a full voting unit (as used herein, this term includes actual shareholders), in accordance with the provisions of the share handling rules, may request the sale and delivery of shares needed to constitute a full voting unit when combined with the number of shares held thereby which do not constitute a full voting unit. Provided, however, that the foregoing provision shall not apply when the Corporation does not hold treasury stock in the number of shares to be sold and delivered.	ARTICLE 10. SALE AND DELIVERY OF SHARES TO A FULL VOTING UNIT Shareholders of the Corporation (as used herein, this term includes actual shareholders) may, in accordance with the provisions of the Share Handling Rules, request the sale and delivery of shares needed to constitute a full voting unit when combined with the number of shares which do not constitute a full voting unit already held by such shareholder; provided, however, that the foregoing provision shall not apply when the Corporation does not hold the number of shares of treasury stock requested.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 9. DENOMINATIONS OF SHARE CERTIFICATES The denominations of share certificates to be issued by the Corporation shall be determined by the Board of Directors.	(Deleted)	To better organize the provisions of the Articles, current Article 9 will be deleted and its provisions will be incorporated in Article 12.
ARTICLE 10. RECORD DATE (1) The Corporation shall specify that those shareholders possessing voting rights who are registered or recorded in the register of shareholders (as used herein, this term includes the register of beneficial shareholders) as of the close of each fiscal year shall be, ipso facto, the shareholders entitled to exercise rights at the ordinary general meeting of shareholders in respect of the relevant fiscal period. (2) In addition to the cases expressly provided for in the preceding paragraph and elsewhere in these Articles of Incorporation, the Corporation may, whenever necessary, upon giving prior public notice, fix an ad hoc record date.	(Deleted)	To better organize the provisions of the Articles, current Article 10 will be deleted and provisions incorporated in Article 14.
ARTICLE 11. TRANSFER AND OTHER PROCEDURES Registration of the transfer of shares, purchase of shares not constituting a full voting unit, sale and delivery of shares to a full voting unit and other matters relating to the handling of shares shall be determined by the Board of Directors.	(Deleted)	To better organize the provisions of the Articles, current Article 11 will be deleted and its provisions incorporated in Article 12.
ARTICLE 12. TRANSFER AGENT (1) The Corporation shall have a transfer agent for the shares of the	ARTICLE 11. REGISTRAR OF SHAREHOLDERS (1) The Corporation shall have a	Revision to be made in keeping the terminology consistent with the provisions of the Company Law, and to

Corporation. (2) The transfer agent and its business office shall be appointed by resolution of the Board of Directors, and the appointment shall be publicly noticed. (New Section)	Registrar of Shareholders. (2) The Registrar of Shareholders and its place of business shall be decided by resolution of the Board of Directors, and shall be publicly noticed. (3) The Registrar of Shareholders shall be entrusted with the preparation and maintenance of the Company's register of shareholders (as used herein, references to the register of shareholders include the list of actual shareholders), the register of stock acquisition rights and the register of lost share certificates, as well as other duties relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates. The Company shall not handle such matters at its place of business.	better organize the provisions of the Articles, Paragraph 3 is added.
ARTICLE 13. REGISTER OF SHAREHOLDERS AND REGISTER OF LOST SHARE CERTIFICATES The register of shareholders of the Corporation and the register of lost share certificates shall be kept at the business office of the transfer agent, and registration of the transfer of shares, purchase of shares not constituting a full voting unit, sale and delivery of shares to a full voting unit and other matters relating to the shares of the Corporation shall be handled by the transfer agent and not by the Corporation.	(Deleted)	To better organize the provisions of the Articles, current Article 13 will be deleted and its provisions incorporated in Article 11 Paragraph 3.
(New Section)	ARTICLE 12. HANDLING OF SHARES The Corporation's shares and related fees shall be handled in compliance with applicable law and regulations and the Articles of Incorporation as well as the Share Handling Rules established by the Board of Directors.	Provision added in connection with better organizing the provisions of the Articles.
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	
ARTICLE 14. TIME OF CONVOCATION (Omitted)	ARTICLE 13. TIME OF CONVOCATION (Unchanged)	
(New Section)	ARTICLE 14. DATE OF RECORD FOR ORDINARY GENERAL MEETINGS OF SHAREHOLDERS The date of record for the right to vote at the Corporation's ordinary general	Provision added in connection with better organizing the provisions of the Articles.

	meeting of shareholders shall be March 31 of each year.	
ARTICLE 15. CHAIRMAN (Omitted)	ARTICLE 15. CHAIRMAN (Unchanged)	
(New Section)	ARTICLE 16. PROVISION OF REFERENCE DOCUMENTS FOR GENERAL MEETINGS OF SHAREHOLDERS VIA THE INTERNET The Company may, in accordance with the rules established by the Ministry of Justice, use the Internet to furnish shareholders with reference documents for general meetings of shareholders, business reports, non-consolidated and consolidated financial statements, or other information that should be displayed or described therein, and such information may be deemed to have been furnished to shareholders.	Addition of a new Article 16 concerning the disclosure and deemed provision of reference documents for general meetings of shareholders via the Internet to facilitate enhanced disclosure of information at general meetings of shareholders.
ARTICLE 16. RESOLUTIONS (1) Except as otherwise provided by law, regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes represented by the shareholders present. (2) A special resolution as prescribed under Article 343 of the Commercial Code shall be adopted by a vote of at least two-thirds of the shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the total number of voting rights.	ARTICLE 17. RESOLUTIONS (1) Unless otherwise provided for in applicable laws and regulations or the Articles of Incorporation, a resolution at a general meeting of shareholders shall be adopted by a majority vote of the attending shareholders eligible to exercise their voting rights. (2) Any resolution set forth in Article 309, Paragraph 2 of the Company Law shall be adopted by a two-third vote of the shareholders present at a meeting attended by shareholders holding at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 17. EXERCISE OF VOTING RIGHT BY PROXY A shareholder may exercise his/her voting rights by proxy. The proxy must be a shareholder of the Corporation and the proxy or the shareholder must show the Corporation his/her power of attorney.	ARTICLE 18. EXERCISE OF VOTING RIGHT BY PROXY A shareholder may exercise his/her voting rights by a single proxy. The proxy must be a shareholder of the Corporation and the proxy or the shareholder must show the Corporation his/her power of attorney.	Revision to be made to clarify the number of proxies who may exercise proxy voting rights at the general meeting of shareholders.
CHAPTER IV. DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	CHAPTER IV. DIRECTORS, BOARD OF DIRECTORS AND EXECUTIVE OFFICERS	
ARTICLE 18. ELECTION OF DIRECTORS	ARTICLE 19. ELECTION OF DIRECTORS	Revision to be made in keeping the terminology consistent with the

(1) Directors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of shareholder voting rights. (2) (Omitted)	(1) The resolution for the election of Directors shall be adopted by a majority vote of the shareholders present at a general meeting of shareholders attended by shareholders representing at least one-third of the voting rights of the shareholders eligible to exercise their voting rights. (2) (Unchanged)	provisions of the Company Law.
ARTICLE 19. TERM OF OFFICE OF DIRECTORS The term of office of Directors shall expire upon the conclusion of the ordinary general meeting of shareholders in respect of the last fiscal period ending within one (1) year after their assumption of office.	ARTICLE 20. TERM OF DIRECTORS The term of a Director shall end at the close of the ordinary general meeting of shareholders for the final fiscal year ending within the one (1) year following the election of such Director.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 20. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) By resolution of the Board of Directors, the Corporation shall appoint Representative Directors to represent the Corporation. (2) By resolution of the Board of Directors, the Corporation may appoint a Chairman of the Board of Directors, one or more Vice-Chairmen of the Board of Directors and a President and CEO.	ARTICLE 21. REPRESENTATIVE DIRECTORS AND EXECUTIVE DIRECTORS (1) The Board of Directors shall elect one or more Representative Directors by their resolution. (2) The Board of Directors may appoint the Chairman of the Board of Directors, Vice Chairman of the Board of Directors, and a President and CEO by their resolution.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 21. MEETINGS OF THE BOARD OF DIRECTORS (1) through (2) (Omitted)	ARTICLE 22. MEETINGS OF THE BOARD OF DIRECTORS (1) through (2) (Unchanged)	
(3) All resolutions of the Board of Directors shall be adopted by a majority of the Directors present at a meeting attended by a majority of the Directors.	(Deleted)	Provision deleted to better organize the provisions of the Articles.
(New Section)	(3) When the requirements of Article 370 of the Company Law have been met, the Corporation shall deem that a resolution by the Board of Directors has been adopted.	Provision added to allow resolutions to be made in writing so that the Board of Directors may operate in a more expeditious manner.
ARTICLE 22. REMUNERATION FOR DIRECTORS The amount of remuneration and retirement allowance to be paid to Directors shall be determined by the general meeting of shareholders.	ARTICLE 23. REMUNERATION FOR DIRECTORS Directors' compensation, bonuses, and other financial benefits received from the Corporation in consideration of the performances of duties rendered to the Corporation (hereinafter collectively referred to as "remuneration") shall be determined by resolution of the general meeting of shareholders.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

ARTICLE 23. EXEMPTION OF DIRECTORS FROM LIABILITY Pursuant to the provisions of Article 266 Paragraph 12 of the Commercial Code, the Corporation may release Directors (including former Directors) from liability relating to the activities specified in Paragraph 1, item 5 of the same article, to the extent permitted by law, with the approval of the Board of Directors.	ARTICLE 24 EXEMPTION OF DIRECTORS FROM LIABILITY To the extent provided for by applicable law and regulations, the Corporation may exempt the Directors from liability by resolution of the Board of Directors.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 24. EXECUTIVE OFFICERS (1) By resolution of the Board of Directors, the Corporation may appoint Executive Officers and assign the execution of a portion of its operations to them. (2) By resolution of the Board of Directors, the Corporation may appoint a President and CEO, Executive Vice Presidents, Senior Managing Executive Officers, Managing Executive Officers and other titled executive officers.	ARTICLE 25. EXECUTIVE OFFICERS (1) The Board of Directors may appoint Executive Officers and assign the execution of a portion of the Corporation's operations to them by their resolution. (2) The Board of Directors may appoint a President and CEO, Executive Vice Presidents, Senior Managing Executive Officers, Managing Executive Officers and other titled Executive Officers.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	
ARTICLE 25. ELECTION OF CORPORATE AUDITORS Corporate Auditors shall be elected by a majority of the votes represented at a meeting attended by shareholders holding not less than one-third of the total number of shareholder voting rights.	ARTICLE 26. ELECTION OF CORPORATE AUDITORS The resolution for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present at a general meeting of shareholders attended by shareholders representing at least one-third of the voting rights of the shareholders eligible to exercise their voting rights.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 26. TERM OF OFFICE OF CORPORATE AUDITORS (1) The term of office of Corporate Auditors shall expire upon the conclusion of the ordinary general meeting of shareholders in respect of the last fiscal period ending within four (4) years after their assumption of office. (2) The term of office of a Corporate Auditor who has assumed his/her office to fill a vacancy shall be the unexpired term of his/her predecessor.	ARTICLE 27. TERM OF OFFICE OF CORPORATE AUDITORS (1) The term of a Corporate Auditor shall end at the close of the ordinary general meeting of shareholders for the final fiscal year ending within four (4) years after the election of such Corporate Auditor. (2) The term of a Corporate Auditor who has been selected as a replacement for a Corporate Auditor who retired prior to the completion of his/her term shall continue for the remaining term of such retired Corporate Auditor.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.

ARTICLE 27. FULL-TIME CORPORATE AUDITORS AND STANDING CORPORATE AUDITORS (1) Corporate Auditors shall elect from among themselves one or more Full-Time Corporate Auditors. (2) The Corporate Auditors may elect from among themselves one or more Standing Corporate Auditors.	ARTICLE 28. FULL-TIME CORPORATE AUDITORS AND STANDING CORPORATE AUDITORS (1) The Board of Corporate Auditors shall elect one or more Full-Time Corporate Auditors by their resolution. (2) The Board of Corporate Auditors, the Corporation may elect one or more Standing Corporate Auditors.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 28. MEETINGS OF THE BOARD OF CORPORATE AUDITORS (1) through (3) (Omitted) (4) All resolutions of the Board of Corporate Auditors shall, except as otherwise provided by law or regulation, be adopted by a majority of the Corporate Auditors.	ARTICLE 29. MEETINGS OF THE BOARD OF CORPORATE AUDITORS (1) through (3) (Unchanged). (4) (Deleted)	 Provision deleted to better organize the provisions of the Articles.
ARTICLE 29. REMUNERATION FOR CORPORATE AUDITORS The amount of remuneration and retirement allowance to be paid to Corporate Auditors shall be determined by the general meeting of shareholders.	ARTICLE 30. REMUNERATION FOR CORPORATE AUDITORS Corporate Auditors' remuneration shall be determined by the resolution of the general meeting of shareholders.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 30. EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY Pursuant to the provisions in Article 280 Paragraph 1 of the Commercial Code, the Corporation may release Corporate Auditors (including former Corporate Auditors) from liability, to the extent permitted by law, with the approval of the Board of Directors.	ARTICLE 31. EXEMPTION OF CORPORATE AUDITORS FROM LIABILITY (1) To the extent provided for by applicable law and regulations, the Corporation may exempt the Corporate Auditors from liability by resolution of the Board of Directors.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
(New Section)	(2) To the extent provided for by applicable law and regulations, the Corporation may enter into an agreement with Outside Corporate Auditors to limit the liability of such Corporate Auditor.	Addition of Paragraph 2, allowing the Company to enter into an agreement with Outside Corporate Auditors to limit the auditor's liability, to facilitate the retention of highly qualified individuals as Outside Corporate Auditors and the performance of their expected roles.
CHAPTER VI. ACCOUNTING	CHAPTER VI. ACCOUNTING	
ARTICLE 31. FISCAL YEAR The fiscal year of the Corporation shall commence on April 1 of each year and end on March 31 of the following year.	ARTICLE 32. FISCAL YEAR The fiscal year of the Corporation shall commence on April 1 of each year and end on March 31 of the following year.	*(Note: The terminology of the original Japanese text is amended, but since such amendment is a matter of form and not of substance, the corresponding English text is not amended.)*

ARTICLE 32. ORDINARY DIVIDEND Any ordinary dividend shall be paid to the shareholders or pledgees registered or recorded in the register of shareholders as of the close of the relevant fiscal year. (New Section)	ARTICLE 33. DISTRIBUTION OF RETAINED EARNINGS (1) The Corporation may, by resolution of the general meeting of shareholders, pay year-end dividends to its shareholders or registered pledgees of shares who are listed or recorded on the register of shareholders as of March 31 of the applicable fiscal year. (2) In addition to the preceding Paragraph, the Corporation may, by resolution of the Board of Directors, pay interim dividends to its shareholders or registered pledgees of shares who are listed or recorded on the register of shareholders as of September 30 of the applicable fiscal year.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law.
ARTICLE 33. INTERIM DIVIDEND By resolution of the Board of Directors, the Corporation may distribute money as an interim dividend to the shareholders or pledgees registered or recorded in the register of shareholders as of the last day of September.	(Deleted)	To better organize the provisions of the Articles, current Article 33 will be deleted and its provisions incorporated in Article 33 Paragraph 2.
ARTICLE 34. PRESCRIPTION PERIOD FOR DIVIDEND PAYMENTS The Corporation shall have no obligation to pay any ordinary or interim dividend that has remained unclaimed for a period of three (3) full years from the date of commencement of payment.	ARTICLE 34. PRESCRIPTION PERIOD The Corporation shall have no obligation to pay any ordinary or interim dividend that has remained unclaimed for a period of three (3) full years from the date of commencement of payment.	Revision to be made in keeping the terminology consistent with the provisions of the Company Law. *(Note: The terminology of the original Japanese text is amended, but since such amendment is a matter of form and not of substance, the corresponding English text is not amended.)*

* * *

Proposition No.3: Election of Thirteen Directors

Because the terms of all of the thirteen incumbent Directors will expire as of the end of the Meeting, we would like to have thirteen Directors elected.

The candidates for Directors are as follows :

Candidate No.1

Kenji Miyahara

Born November 5, 1935.

Brief outline of career and the position and responsibilities while serving as Director:

April 1958,	entered the Company;
June 1986,	Director;
June 1990,	Managing Director;
June 1993,	Senior Managing Director;
June 1995,	Executive Vice-President;
June 1996,	President;
June 2001,	Chairman of the Board of Directors (Present Position).

Ownership of shares of the Company: 82,200 shares.

Candidate No.2

Motoyuki Oka

Born September 15, 1943.

Brief outline of career and the position and responsibilities while serving as Director:

April 1966,	entered the Company;
June 1994,	Director;
April 1998,	Managing Director;
April 2001,	Senior Managing Director;
June 2001,	President and CEO (Present Position).

Ownership of shares of the Company: 70,000 shares.

Candidate No.3

Shuji Hirose

Born August 6, 1943.

Brief outline of career and the position and responsibilities while serving as Director:

April 1966,	entered the Company;
June 1996,	Director;
April 2000,	Managing Director;
April 2003,	Director & Senior Managing Executive Officer;
April 2005,	Director & Executive Vice President (General Manager of the Transportation & Construction Systems Business Unit);
April 2006,	Director & Executive Vice President (General Manager of the Machinery & Electric Business Unit (Present Position)).

Representation of other legal entities:
Director & Executive Vice President of Oshima Shipbuilding Co., Ltd.

Ownership of shares of the Company: 47,060 shares.

Candidate No.4

Kenzo Okubo

Born April 8, 1944.

Brief outline of career and the position and responsibilities while serving as Director:

April 1968,	entered the Company;
June 1997,	Director;
April 2002,	Managing Director;
April 2003,	Director & Managing Executive Officer;
June 2003,	Managing Executive Officer;
April 2004,	Senior Managing Executive Officer;
April 2005,	Executive Vice President (General Manager of the Metal Products Business Unit);
June 2005,	Director & Executive Vice President (General Manager of the Metal Products Business Unit (Present Position)).

Ownership of shares of the Company: 37,454 shares.

Candidate No.5

Noriaki Shimazaki

Born August 19, 1946.

Brief outline of career and the position and responsibilities while serving as Director:

April 1969,	entered the Company;
June 1998,	Director;
April 2002,	Managing Director;
April 2003,	Director & Managing Executive Officer;
April 2004,	Director & Senior Managing Executive Officer;
April 2005,	Director & Executive Vice President (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group);
April 2006,	Director & Executive Vice President (Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group (Present Position)).

Ownership of shares of the Company: 46,135 shares.

Candidate No.6

Nobuhide Nakaido

Born November 1, 1946.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971,	entered the Company;
June 1998,	Director;
April 2002,	Managing Director;
April 2003,	Director & Managing Executive Officer;
April 2004,	Director & Senior Managing Executive Officer (General Manager of the Media, Electronics & Network Business Unit);
April 2005,	Director & Executive Vice President (General Manager of the Corporate Planning & Coordination Office (Present Position)).

Ownership of shares of the Company: 19,000 shares.

Candidate No.7

Hisahiko Arai

Born February 19, 1946.

Brief outline of career and the position and responsibilities while serving as Director:

April 1969,	entered the Company;
April 2003,	Executive Officer;
April 2004,	Managing Executive Officer;
June 2004,	Director & Managing Executive Officer (General Manager of the Materials & Real Estate Business Unit);
April 2006,	Director & Senior Managing Executive Officer (General Manager of the Materials & Real Estate Business Unit (Present Position)).

Ownership of shares of the Company: 8,000 shares.

Candidate No.8

Michihisa Shinagawa

Born January 1, 1949.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971,	entered the Company;
April 2003,	Executive Officer;
April 2004,	Managing Executive Officer;
June 2005,	Director & Managing Executive Officer (General Manager of the Mineral Resources & Energy Business Unit);
April 2006,	Director & Senior Managing Executive Officer (General Manager of the Mineral Resources & Energy Business Unit (Present Position)).

Ownership of shares of the Company: 18,000 shares.

Candidate No.9

Yoshi Morimoto

Born April 7, 1948.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971,	entered the Company;
April 2003,	Executive Officer;
April 2004,	Managing Executive Officer;
April 2005,	Managing Executive Officer (General Manager of the Consumer Goods & Service Business Unit);
June 2005,	Director & Managing Executive Officer (General Manager of the Consumer Goods & Service Business Unit (Present Position)).

Ownership of shares of the Company: 13,000 shares.

Candidate No.10

Shingo Yoshii

Born August 23, 1947.

Brief outline of career and the position and responsibilities while serving as Director:

April 1971,	entered the Company;
April 2003,	Executive Officer;
April 2005,	Managing Executive Officer;
June 2005,	Director & Managing Executive Officer (General Manager of the Media, Electronics & Network Business Unit);
April 2006,	Director & Managing Executive Officer (General Manager of the Media, Electronics & Network Business Unit and General Manager of the Media Division (Present Position)).

Ownership of shares of the Company: 15,000 shares.

Candidate No.11

Makoto Shibahara

Born April 16, 1947.

Brief outline of career:

April 1970,	entered the Company;
February 1996,	General Manager of the Business Investment Department; thereafter, General Manager of the Business Investment Department No. 1; Assistant General Manager of the Iron & Steel Division No.1 and Assistant to General Manager of the Credit Controlling & Business Investment Group; Corporate Officer (Deputy General Manager of the Iron & Steel Division No.1); Corporate Officer (Assistant General Manager of the Iron & Steel Group); Corporate Officer (General Manager of the Planning & Administration Department, Metal Products Business Unit); successively,
April 2003,	Executive Officer (General Manager of the Planning & Administration Department, Metal Products Business Unit);
August 2003,	Executive Officer (General Manager of the Planning & Administration Department, Metal Products Business Unit and the Metal Products IT Solution Department);
September 2003,	Executive Officer (General Manager of the Financial Service Division);
April 2004,	Managing Executive Officer (Assistant General Manager of the Financial & Logistics Business Unit, General Manager of the Financial Service Division and General Manager of the Investment Development Department);
September 2004,	Managing Executive Officer (Assistant General Manager of the Financial & Logistics Business Unit and General Manager of the Financial Service Division);
April 2006,	Managing Executive Officer (General Manager of the Financial & Logistics Business Unit (Present Position)).

Ownership of shares of the Company: 20,000 shares.

Candidate No.12

Kazuo Ohmori

Born November 11, 1948.

Brief outline of career:

April 1971,	entered the Company;
June 1996,	General Manager of the Transportation Project Business Department; thereafter, General Manager of the Ship & Marine Project Department; Corporate Officer (General Manager of the Ship, Aerospace & Transportation Systems Division); successively,
April 2003,	Executive Officer (General Manager of the Ship, Aerospace & Transportation Systems Division);
April 2005,	Managing Executive Officer (Assistant General Manager of the Transportation & Construction Systems Business Unit and General Manager of the Ship, Aerospace & Transportation Systems Division);
April 2006,	Managing Executive Officer (General Manager of the Transportation & Construction Systems Business Unit (Present Position)).

Ownership of shares of the Company: 18,000 shares.

Candidate No.13

Yoshiyuki Matsuoka

Born January 5, 1947.

Brief outline of career:

April 1970,	entered the Company;
December 1993,	General Manager of the Organic Chemicals Department No.2; thereafter, Assistant to General Manager of the Plastics & Organic Chemicals Division; General Manager of the Petrochemical Business Office; Corporate Officer (Deputy General Manager of the Plastics & Organic Chemicals Division and General Manager of the Petrochemical Business Office); Corporate Officer (Deputy General Manager of the Plastics & Organic Chemicals Division); Corporate Officer (President & Director of Sumitomo Australia Limited); Corporate Officer (President & Director of Sumitomo Australia Limited and President & Director of Sumitomo Corporation (New Zealand) Limited); Corporate Officer (President & Director of Sumitomo Corporation (Singapore) Pte. Ltd.); Corporate Officer (Assistant to General Manager of the Chemical Business Unit (President & Director of Sumitomo Shoji Plastics Co., Ltd.)); Corporate Officer (Assistant to General Manager of the Chemical Business Unit (President & Director of Sumitomo Shoji Chemicals Co., Ltd.)); successively,
April 2006,	Executive Officer (General Manager of the Chemical Business Unit (Present Position)).

Ownership of shares of the Company: 11,000 shares.

Note: None of the above candidates has conflicts of interest with the Company.

Proposition No.4: Election of One Corporate Auditor

Because Mr. Masahiro Ishikawa, one of the five incumbent Corporate Auditors, will retire at the end of the Meeting, we would like to have one Corporate Auditor elected.

The candidate for the Corporate Auditor is as follows.

The Board of Corporate Auditors has given its consent with regard to the submission of this proposition.

Candidate

Tetsuro Fukumoto

Born January 27, 1950

Brief outline of career:

April 1972,	entered the Company;
April 1999,	General Manager of the Accounting Controlling Department;
April 2000,	General Manager of the Accounting Controlling Department and the IR Department;
December 2000,	General Manager of the Investor Relations Department;
June 2004,	Assistant General Manager of the Corporate Planning & Coordination Office;
June 2004,	retired;
June 2004,	Corporate Auditor of Sumisho Computer Systems Corporation (Present Position).

Ownership of shares of the Company: 8,000 shares.

Note: The candidate has no conflicts of interest with the Company and does not represent any other legal entity.

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

The Company requests approval to issue new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and employees in accordance with the provisions of Articles 236, 238 and 239 of the Company Law as follows.

In this Proposition, the Company also seeks approval to issue new share acquisition rights in the form of stock options up to an annual limit of ¥50 million as remuneration under Article 361 of the Company Law (hereinafter referred to as "Remuneration" for the purpose of this Proposition No. 5) to the Company's Directors.

1. Outline of the Proposition

(1) The reason for the need to recruit persons to accept new share acquisition rights on particularly favorable terms:

So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to be able to issue new share acquisition rights without consideration, as set forth in 2 below.

The value of assets to be contributed upon the exercise of such rights will be based on the current market value, as set forth in 2 (5) below.

(2) Issuance of new share acquisition rights as Remuneration to the Company's Directors:

The issuance of new share acquisition rights to the Company's Directors was approved prior to the enactment of the Company Law as issuance on particularly favorable terms. However, we seek approval for issuance of such rights as Remuneration for Directors at the Meeting, because such issuance has been classified as Remuneration to directors under the Company Law.

The value of new share acquisition rights to be issued to the Company's Directors as Remuneration shall be calculated on the basis of the fair value of one share on the day of allocation multiplied by the total number of new share acquisition rights issued to serving Directors on the day of allocation (up to 13 Directors). The fair value of one new share acquisition right on the day of allocation shall be calculated using mathematical formulas commonly used for the calculation of the fair value of new share acquisition rights.

The Company currently has 13 Directors and will continue to have 13 Directors should Proposition No. 3 be approved as proposed.

This amount of Remuneration will be established separately from the amount of Directors' compensation (up to ¥75,000,000 monthly) approved by the 118th Ordinary General Meeting of Shareholders held on June 27, 1986.

2. Terms on which new share acquisition rights may be issued

(1) Persons to whom new share acquisition rights may be allocated:

Directors and Executive Officers of the Company and Corporate Officers under the Company's qualification system.

(2) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to new share acquisition rights shall be 189,000 of the Company's common shares, of which new share acquisition rights covering a maximum of 72,000 shares may be allocated to the Company's Directors.

(3) Total number of new share acquisition rights to be issued:

The maximum total number of new share acquisition rights to be issued will be 189. The maximum total number of rights to be allocated to the Directors shall be 72.

(1,000 common shares for every new share acquisition right to be issued)

(4) The need for payment in consideration of new share acquisition rights:

The new share acquisition rights will be issued without consideration.

(5) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter referred to as "Exercise Price" for the purposes of this Proposition No. 5) by the number of shares subject to such new share acquisition rights. The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are allocated, multiplied by 1.05; provided, however, that if the Exercise Price as so computed would be less than the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

(6) Term during which the new share acquisition rights can be exercised:

From April 1, 2007 to June 30, 2011

(7) Conditions on exercise of new share acquisition rights:

(i) A person that has been allocated new share acquisition rights (hereinafter referred to as the "Grantee" for the purpose of this Proposition No. 5) of must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(ii) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(iii) Other conditions relating to the allocation of the new share acquisition rights shall be stipulated in an agreement concluded between the Company and each of the persons to whom the new share acquisition rights will be allocated, based upon the resolution of this Meeting

and the resolution of the Board of Directors to issue the new share acquisition rights.

(8) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

(i) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(ii) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (i) above from the maximum limit for increases in capital, etc. indicated in (i) above.

(9) Limitation on the acquisition of new share acquisition rights by assignment:

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

(10) Provisions governing the redemption of new share acquisition rights by the Company:

When the Grantee has not met the conditions of (7) (i) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

(11) Reorganization:

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter referred to as a "Reorganization" for the purposes of this Proposition No. 5), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter referred to as "Reorganized Company" for the purposes of this Proposition No. 5), to the Grantee of the Company's existing new share acquisition rights (hereinafter referred to as the "Existing New Share Acquisition Rights" for the purposes of this Proposition No. 5) when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(a) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(b) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(c) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with (2) above upon consideration of such factors as the conditions of the Reorganizations.

(d) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with (5) above upon consideration of such factors as the conditions of the Reorganizations.

(e) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in (6) above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in (6) above could have been exercised.

(f) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with (8) above.

(g) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company..

(h) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with (10) above.

(i) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with (7) above.

(12) Adjustment in the number of shares subject to new share acquisition rights and the Exercise Price:

(i) If the stock of the Company has been split or subject to a reverse split following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (2) above and the number of shares of stock per new share acquisition right stipulated in (3) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding off fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT = NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

(ii) When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price stipulated in (5) above is to be adjusted according to the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

* * *

Proposition No.6: Presentation of Retirement Bonuses to Retiring Directors and a Corporate Auditor and Severance Payments in Conjunction with Abolition of the Retirement Bonus System

We would like to present retirement bonuses to Directors Tadahiko Mizukami, Michio Ogimura and Nobuo Kitagawa, and to the retiring Corporate Auditor Masahiro Ishikawa, each of whom are retiring upon conclusion of the Meeting, in an aggregate amount of ¥84,400,000 to the three Retiring Directors and ¥20,500,000 to the retiring Corporate Auditor based on the Company's calculation standard for executive retirement bonuses, as recompense for their respective contributions during their tenures. We would like to leave the specific details including the actual amount of payment to each of the retiring persons and the time and manner of payment to the discretion of the Board of Directors with respect to the retiring Directors and to the discretion of the Corporate Auditors with respect to the retiring Corporate Auditor.

Following are brief outlines of the careers of the retiring Directors and Corporate Auditor:

Tadahiko Mizukami

Brief outline of career:

June 1997,	Director of the Company (Deputy General Manager of the Power & Telecommunication Project Division and General Manager of the Telecommunication Project Department No.1);
April 2002,	Managing Director (General Manager of the Financial & Logistics Business Unit);
April 2003,	Director & Managing Executive Officer (General Manager of the Financial & Logistics Business Unit);
April 2005,	Director & Senior Managing Executive Officer (General Manager of the Financial & Logistics Business Unit);
April 2006,	Director (Assistant to President and CEO (Present Position)).

Michio Ogimura

Brief outline of career:

June 2005,	Director & Senior Managing Executive Officer of the Company (General Manager of the Machinery & Electric Business Unit);
April 2006,	Director & Senior Managing Executive Officer (General Manager for Southeast & Southwest Asia (Present Position)).

Nobuo Kitagawa

Brief outline of career:

June 2004,	Director & Executive Officer of the Company (General Manager of the Chemical Business Unit);
April 2005,	Director & Managing Executive Officer (General Manager of the Chemical Business Unit);
April 2006,	Director & Managing Executive Officer (General Manager for China, Chief Executive Officer of Sumitomo Corporation (China) Group, and Director & President of Sumitomo Corporation (China) Holding Ltd. (Present Position)).

Masahiro Ishikawa

Brief outline of career:

June 2003, Corporate Auditor of the Company (Present Position).

Note: Each of Messrs. Michio Ogimura and Nobuo Kitagawa will continue to administer operations as an Executive Officer subsequent to retiring as Director.

Upon conclusion of this Meeting, of the compensations to Directors and Corporate Auditors under the present system, the Company will abolish the retirement bonus system which can be characterized as a deferred payment. In conjunction with this abolition, we would like to make severance payments of retirement bonuses to the currently serving Directors, Kenji Miyahara, Motoyuki Oka, Shuji Hirose, Kenzo Okubo, Noriaki Shimazaki, Nobuhide Nakaido, Hisahiko Arai, Michihisa Shinagawa, Yoshi Morimoto and Shingo Yoshii and to the currently serving Corporate Auditors Shigemi Hiranuma, Itsuo Sonobe, Koji Tajika and Akio Harada, corresponding to their service during their term up until the close of this Meeting, based on the Company's calculation standard for executive retirement bonuses. The aggregate amount of severance payment shall be ¥831,200,000 to the ten Directors and ¥23,300,000 to the four Corporate Auditors. We would like to leave the specific details including the amount of payment to each of the persons and the time and manner of payment to the discretion of the Board of Directors with respect to the Directors and to the discretion of the Corporate Auditors with respect to the Corporate Auditors.

Following are brief outlines of the careers of the Directors and Corporate Auditors entitled to the above-mentioned severance payment:

Kenji Miyahara

Brief outline of career:

June 1986,	Director of the Company (Iron & Steel International Trade Dept. No. 1);
June 1990,	Managing Director (Director & President of Sumitomo Corporation of America);
June 1993,	Senior Managing Director (Responsible for the Coordination, the Business Investment and the Credit Controlling Divisions, and the General Manager of the Coordination Division);
June 1995,	Executive Vice-President (Responsible for the General Affairs, the Planning & Coordination, the Business Investment, the Accounting Controlling and the Credit & Controlling Divisions);
June 1996,	President;
June 2001,	Chairman of the Board of Directors (Present Position).

Motoyuki Oka

Brief outline of career:

June 1994,	Director of the Company (General Manager of the Iron & Steel Division No.3);
April 1998,	Managing Director (General Manager of the Planning & Coordination Division);
April 2001,	Senior Managing Director (Responsible for the Legal, the Personnel & General Affairs and the Planning & Coordination Divisions);
June 2001,	President and CEO (Present Position).

Shuji Hirose

Brief outline of career:

June 1996,	Director of the Company (Deputy General Manager of the Power & Telecommunication Project Division);
April 2000,	Managing Director (Deputy General Manager of the Machinery & Electric Group No.1, and General Manager of the Ship, Aerospace & Transportation Systems Division);
April 2003,	Director & Senior Managing Executive Officer (General Manager of the Transportation & Construction Systems Business Unit);
April 2005,	Director & Executive Vice President (General Manager of the Transportation & Construction Systems Business Unit);
April 2006,	Director & Executive Vice President (General Manager of the Machinery & Electric Business Unit (Present Position)).

Kenzo Okubo

Brief outline of career:

June 2005,	Director & Executive Vice President of the Company (General Manager of the Metal Products Business Unit (Present Position)).

Noriaki Shimazaki

Brief outline of career:

June 1998,	Director of the Company (General Manager of the Accounting Controlling Department);
April 2002,	Managing Director (Senior Assistant to Executive Vice President Responsible for the Planning & Coordination Group and General Manager of the Finance & Accounting Group);
April 2003,	Director & Managing Executive Officer (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group, and General Manager of the Human Resources Development & Information Management Group);
April 2004,	Director & Senior Managing Executive Officer (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group);
April 2005,	Director & Executive Vice President (Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group);
April 2006,	Director & Executive Vice President (Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group (Present Position)).

Nobuhide Nakaido

Brief outline of career:

June 1998,	Director of the Company (Deputy General Manager of the Electronics Division);
April 2002,	Managing Director (Assistant General Manager of the Media, Electronics &Network Business Unit, General Manager of the Network Division);
April 2003,	Director & Managing Executive Officer (General Manager of the Media, Electronics & Network Business Unit);
April 2004,	Director & Senior Managing Executive Officer (General Manager of the Media, Electronics & Network Business Unit);
April 2005,	Director & Executive Vice President (General Manager of the Corporate Planning & Coordination Office (Present Position)).

Hisahiko Arai

Brief outline of career:

June 2004,	Director & Managing Executive Officer of the Company (General Manager of the Materials & Real Estate Business Unit);
April 2006,	Director & Senior Managing Executive Officer (General Manager of the Materials & Real Estate Business Unit (Present Position)).

Michihisa Shinagawa

Brief outline of career:

June 2005,	Director & Managing Executive Officer of the Company (General Manager of the Mineral Resources & Energy Business Unit);
April 2006,	Director & Senior Managing Executive Officer (General Manager of the Mineral Resources & Energy Business Unit (Present Position)).

Yoshi Morimoto

Brief outline of career:

June 2005,	Director & Managing Executive Officer of the Company (General Manager of the Consumer Goods & Service Business Unit (Present Position)).

Shingo Yoshii

Brief outline of career:

June 2005,	Director & Managing Executive Officer of the Company (General Manager of the Media, Electronics & Network Business Unit);
April 2006,	Director & Managing Executive Officer (General Manager of the Media, Electronics & Network Business Unit and General Manager of the Media Division (Present Position)).

Shigemi Hiranuma

Brief outline of career:

June 2005,	Standing Corporate Auditor of the Company (Present Position).

Itsuo Sonobe

Brief outline of career:

June 1999, Corporate Auditor of the Company (Present Position).

Koji Tajika

Brief outline of career:

June 2003, Corporate Auditor of the Company (Present Position).

Akio Harada

Brief outline of career:

June 2005, Corporate Auditor of the Company (Present Position).

* * *

Proposition No. 7: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors and Executive Officers

The Company requests approval to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 239 of the Company Law as follows.

In this Proposition, the Company also seeks approval to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan up to an annual limit of ¥125 million as remuneration under Article 361 of the Company Law (hereinafter referred to as "Remuneration" for the purpose of this Proposition No. 7) to the Company's Directors.

1. Outline of the Proposition

(1) The reason for the need to recruit persons to accept new share acquisition rights on particularly favorable terms:

The compensation of the Company's Directors and Executive Officers consists of monthly remuneration, performance linked bonuses, stock options and retirement bonuses. However, this compensation is under review, and along with the abolishment of the retirement bonus system as of the close of this Meeting, the Company wishes to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan as described in 2 below, to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

(2) Issuance of new share acquisition rights as Remuneration to the Company's Directors:

The Company wishes to be able to issue new share acquisition rights in the form of stock options for a stock-linked compensation plan with an economic value equivalent to the retirement bonus to be abolished to the Company's Directors and to set the annual limit of such value at ¥125 million.

The Company currently has 13 Directors and will continue to have 13 Directors should Proposition No. 3 be approved as proposed.

This amount of Remuneration will be established separately from the amount of Directors' compensation (up to ¥75,000,000 monthly) approved by the 118th Ordinary General Meeting of Shareholders held on June 27, 1986.

2. Terms on which new share acquisition rights may be issued

(1) Persons to whom new share acquisition rights may be allocated:

Directors and Executive Officers of the Company

(2) Number of shares subject to new share acquisition rights:

The maximum number of shares subject to new share acquisition rights shall be 150,000 of the

Company's common shares, of which new share acquisition rights covering a maximum of 100,000 shares may be allocated to the Company's Directors.

(3) Total number of new share acquisition rights to be issued:

The maximum total number of new share acquisition rights to be issued will be 150. The maximum total number of rights to be allocated to the Directors of the Company shall be 100. (1,000 common shares for every new share acquisition right to be issued)

(4) The need for payment in consideration of new share acquisition rights:

The new share acquisition rights will be issued without consideration.

(5) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

(6) Term during which the new share acquisition rights can be exercised

10 years from the day following the day on which a person that has been allocated new share acquisition rights (hereinafter referred to as the "Grantees" for the purpose of this Proposition No. 7) becomes neither a Director nor an Executive Officer.

(7) Conditions on exercise of new share acquisition rights:

(i) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

(a) When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

(b) When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(ii) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(iii) The legal heirs of the Grantee may inherit the new share acquisition rights of the Grantee. Such legal heir may exercise such rights inherited for only six months following the death of the Grantee.

(iv) Other conditions relating to the allocation of the new share acquisition rights shall be stipulated in an agreement concluded between the Company and each of the persons to whom the new share acquisition rights will be allocated, based upon the resolution of this Meeting and the resolution of the Board of Directors to issue the new share acquisition rights.

(8) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

(i) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(ii) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (i) above from the maximum limit for increases in capital, etc. indicated in (i) above.

(9) Limitation on the acquisition of new share acquisition rights by assignment:

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by way of assignment.

(10) Provisions governing the redemption of new share acquisition rights by the Company:

When the Grantee falls under the conditions of (7) (i) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

(11) Reorganization:

If the Company is subject to a merger (limited to the case where the Company ceases to exist due to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter referred to as a "Reorganization" for the purposes of this Proposition No. 7), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter referred to as "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter referred to as the "Existing New Share Acquisition Rights" for the purposes of this Proposition No. 7) when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(a) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(b) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(c) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with (2) above upon consideration of such factors as the conditions of the Reorganizations.

(d) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company

that can be received upon exercise of the new share acquisition rights.

(e) Term during which the new share acquisition rights can be exercised:

To be determined in accordance with (6) above.

(f) Matters concerning increase in capital and capital reserves in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with (8) above.

(g) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(h) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with (10) above.

(i) Other conditions on the exercise of new share acquisition rights:

To be determined in accordance with (7) above.

(12) Adjustment in the number of shares subject to new share acquisition rights and the Exercise Price

(i) If the stock of the Company has been split or subject to a reverse split following the issuance of new share acquisition rights, the number of shares subject to the new share acquisition rights stipulated in (2) above and the number of shares of stock per new share acquisition right stipulated in (3) above are to be adjusted using the following formula. However, the relevant adjustment is to be made only for the number of shares subject to new share acquisition rights that have not been exercised at the relevant point in time, rounding off fractions of a share resulting from the adjustment.

NUMBER OF SHARES AFTER ADJUSTMENT = NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

(ii) The Exercise Price shall not be adjusted even in case of the Company's issuance of new shares at a price below the market price, or a stock split or reverse split, following the issuance of new share acquisition rights.

Guidance Notes on the Exercise of Voting Rights in Writing or via the Internet

1. Exercise of Voting Rights in Writing

Please indicate your approval or disapproval of each agenda item on the enclosed form of Proxy Card and then send it back so that it reaches our Registrar of Shareholders no later than 5:45 P.M. of Thursday, June 22, 2006.

2. Exercise of Voting Rights through the Internet

(1) To exercise your voting rights through the Internet, you must use the following voting service website designated by the Company. Please note that you are also able to access and use the website for exercising voting rights through a cellular phone.

Voting service website: **http://www.webdk.net**

*The website can be accessed from mobile phones equipped with a barcode reader by scanning the QR code on the right with the mobile phone.
Please consult your mobile phone's user manual for further instructions.



(2) To exercise your voting rights through the Internet, please register your approval or disapproval of each agenda item, by using the code and password for the exercise of voting rights indicated in the form of Proxy Card enclosed herewith and following the directions on the screen.

(3) Although it is acceptable to exercise voting rights through the Internet until 5:45 P.M., Thursday, June 22, 2006, please exercise your voting rights as early as possible to assist us with compiling the results of the voting.

(4) If you exercise your voting rights both in writing and through the Internet, we will only accept the exercise of your voting rights through the Internet as valid.

(5) If you exercise your voting rights more than once through the Internet, we will only accept the last exercise of your voting rights as valid.

(6) The dial-up access fee to providers, telecommunications fee to telecommunications carriers and other fees for the usage of the website for exercising voting rights will be borne by the shareholders.

(7) To exercise your voting rights through the Internet, you will need to have the following systems:

(i) Internet access;

(ii) Voting via personal computers:

Microsoft® Internet Explorer 5.5 or greater, or Netscape 6.2 or greater, as Internet browser software, and appropriate hardware to use the required Internet browser software mentioned above;

(iii) Voting via mobile phones:

Mobile phones with 128-bit SSL encryption (To ensure the security of your data transmission, the voting website for mobile phones can be accessed only from mobile phones with 128-bit SSL encryption capability. Please note the voting service is not available for mobile phones that do not support 128-bit SSL encryption.).

(Microsoft® is the trademark of Microsoft Corporation, registered in the United States and other countries. Netscape is the trademark of Netscape Communications Corporation, registered in the United States and other countries.)

Please call the following number if you have any questions relating to this guidance.
The Sumitomo Trust and Banking Company, Limited Stock Transfer Agency Department
Exclusive Line: 0120-186-417 (24-hour, toll free)
Request for Forms for Change in Address, etc.: 0120-175-417 (24-hour, toll free)
Other Inquiries: 0120-176-417 (9:00A.M.-5:00P.M. weekdays, toll free)